12/23.

02069077

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3664 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03



Delivering tomorrow's financial world...






Spring

Legal & General

ANNUAL REPORT & ACCOUNTS 1999

DIVIDEND PER SHARE


(pence)
+14% +14% +14% +14%
4
3
2
1
0
1995 1996 1997 1998 1999

5 year growth 90%

EQUIVALENT PREMIUM INCOME(from continuing operations)†


(£m)
+38% +16% +21% +27%
600
400
200
0
1995 1996 1997 1998 1999

5 year growth 134%

†Equivalent premium income (EPI) is total annual premiums together with 10% of single premiums including unit trust sales.

WORLDWIDE FUNDS UNDER MANAGEMENT


(£bn)
+20% +29% +34% +30%
100
80
60
40
20
0
1995 1996 1997 1998 1999

5 year growth 218%

FINANCIAL HIGHLIGHTS

Modified Statutory Solvency Basis	**1999 £m**	1998 £m
Life and pensions business		
– UK	**285**	261
– International	**36**	31
Investment management	**43**	32
General insurance	**20**	14
Other income	**29**	30
Operating profit before tax from continuing operations	**413**	368
Profit for the financial period	**587**	407
Achieved Profits Basis		
Contribution from new business	**178**	135
Operating profit before tax from continuing operations	**647**	522
Shareholders' funds	**5,250**	4,465
Worldwide Equivalent Premium Income	**628**	494
New pension fund management business	**£13.1bn**	£11.3bn

CONTENTS



1999 was another year of success for Legal & General. Our new business results continued the consistent pattern of market outperformance. Assets under management passed £100 billion. Operating pre-tax profits grew by 12%. This performance, coupled with our financial strength and our confidence in the future, enabled the Board to declare another 14% increase in



the dividend. We were pleased to be voted the UK's most admired

...today



insurance company for the second year running. This was one of a number of accolades and awards which the Group won in 1999. However, the highest accolade comes from customers who, in increasing numbers, are trusting Legal & General to deliver. The Group is dedicated to serving their needs in the marketplace of tomorrow. That goal has been at the forefront of our effort and our investment in 1999.



CLOCKWISE FROM TOP RIGHT: **MONEY PURCHASE SCHEME PROVIDER OF THE YEAR 1999** PROFESSIONAL PENSIONS, **BEST ON-LINE ADVERTISING 1999 AND THE GRAND PRIX AWARD FOR THE BEST OVERALL USE OF NEW MEDIA IN MARKETING** REVOLUTION MAGAZINE, **UK'S MOST ADMIRED INSURANCE COMPANY 1999** MANAGEMENT TODAY, **ELECTRONIC COMMERCE PRODUCT OF THE YEAR 1999** THE EXCHANGE ELECTRONIC SERVICE AWARDS.



Chris Cordingley is using Legal & General's Flexible Reserve Mortgage to help him pay for extensions he and his wife are making to their home. A father of two, Chris is a fan of Legal & General's InterPlan capabilities which enable him to manage his mortgage over the internet whatever the hour and whatever the distraction.



Delivering tomorrow's services today.

Our investment in up-to-date IT systems is enabling our customers to take control of their finances wherever and whenever they want.

NUMBER OF VISITORS TO LEGAL & GENERAL'S WEB SITE



(000's)
150
100
50
July-Dec 1997
Jan-June 1998
July-Dec 1998
Jan-June 1999
July-Dec 1999

Measured over six month periods.

ON-LINE MORTGAGES SAVE TIME AND COST.

Borrowers can both apply for and manage Legal & General's Flexible Reserve Mortgage on-line. Customers who send their mortgage application electronically can expect a decision in principle within 48 hours. Legal & General customers can also apply electronically for our 'stakeholder friendly' pension. Those customers with unit trusts, PEPs or ISAs can obtain an up-to-date valuation of their investments through Legal & General's website.



Excellent results position us powerfully for the future.

1999 HAS SEEN LEGAL & GENERAL DELIVER ANOTHER STRONG BUSINESS PERFORMANCE. OUR STRATEGY OF DELIVERING GOOD VALUE PRODUCTS TO OUR CUSTOMERS CONTINUES TO BUILD MARKET SHARE AND GIVES A GOOD RETURN TO SHAREHOLDERS. THIS STRATEGY, TO WHICH I AM FULLY COMMITTED, POSITIONS US WELL FOR A STRONG INDEPENDENT FUTURE.

RESULTS AND DIVIDEND

Your company announced another set of outstanding results for the final year of the millennium. Operating profit increased by 12% to a new record of £413 million. The Group also achieved another year of excellent growth with worldwide new business up by 27%.

1999 was also memorable for being the year in which our worldwide funds under management broke through £100 billion for the first time. It is worth noting that it took over 160 years for Legal & General's worldwide funds under management to reach £50 billion. The next £50 billion was achieved in less than three years!

> "The Group has exciting opportunities to create significant additional value for shareholders."

Reflecting this excellent performance, the Board declared a final dividend of 2.83p. This brought the full year dividend to 4.13p, an increase of 14% over 1998. It continues the progressive dividend policy which is supported by the transfer from the UK long term fund and the Group's financial and operating strengths and demonstrates our confidence in the future success of the business.

THE CHANGING MARKET PLACE

Your Board believes that the Group will continue to have a highly successful future based on our proven strategy and our ability to respond rapidly to changing customer needs. The Government has mapped out radical new pension arrangements for the bulk of working people in the UK. These Stakeholder Pensions will be introduced in April 2001. The Group's success in developing relationships with affinity groups, its leading position in managing index tracking funds and its extensive experience in the group pensions marketplace, position us very favourably to meet this major new market need.

Our strong presence in the housing market, supported by sophisticated e-commerce capabilities for both customers and intermediaries, gives us an excellent platform from which to address and benefit from the changes the Government is proposing to make to the housebuying process.

The Group recognises the huge potential for internet-based business activity. Our sales channels are well advanced in the development of new internet links, which will both improve our ability to meet the needs of existing and new customers, and lead to significant cost reductions.

All of these developments offer the Group exciting opportunities to create significant additional value for shareholders, through the virtuous circle of increasing business from both traditional and emerging channels and reducing unit costs.

Your Board was disappointed that the proposed merger between Legal & General and NatWest was not completed. However, the results to which I have already referred more than demonstrate the resilience of the Group and our ability to generate strong growth on our own.



£108bn

Funds under management

THE WIDER COMMUNITY

Legal & General is very conscious of the needs of the wider community. We have been a member of the Per Cent Club for over 10 years, and as such, we support a wide range of charities and other not-for-profit organisations. We work with groups engaged either in areas which relate to our business activities or in the communities from which we recruit our staff. Further, the Group is strongly committed to helping ensure that the environment in which we all live is both healthy and sustainable. Since January 1999, a staff Environmental Awareness programme has been underway and, in July, our first Ethical Trust investment product was launched.

YOUR BOARD

The Board joins with me in our deep appreciation of Sir Christopher Harding's enormous contribution to the Group's activities. A testament to Sir Christopher's contribution to Legal & General is that he leaves behind him a company which is not only successful and financially strong but also has a team of highly experienced and excellent managers. I am both pleased and deeply honoured that my Board colleagues have recently appointed me to succeed Sir Christopher and I thank them all for the trust they have placed in me.

I would also like to record the Board's gratitude for the contribution made by Charles Bowen, who left the Board in May 1999 to pursue his business interests in the USA.

Your Board once again had the opportunity to meet a broad range of staff. During 2000, we intend to maintain our practice of being out and about with our people. We would like to thank and congratulate all our staff on their dedication, achievements and contribution over this last year. 35% of staff hold shares in the Group, a clear demonstration of their commitment.

The pace of change in our marketplace continues to accelerate. A clear focus, an innovative approach and an agile team are essential to address the many changes which will affect us all. I believe that Legal & General is ready to meet the challenges we face with a strength and a confidence which are as high as they have ever been.

Rob Margetts

Rob Margetts *Chairman*



SIR CHRISTOPHER HARDING
1939 - 1999

On 13 December, the Chairman, Sir Christopher Harding, died suddenly of a 'silent heart attack'. It was a tragedy for his wife and family, and a personal sadness for his colleagues on the Board. He is greatly missed.

Following his appointment as Chairman in 1994, his boardroom skills, business experience and integrity played an important role in the successful growth of the Group. His care and consideration for all staff helped to create the positive culture which is a feature of Legal & General.

Sir Christopher joined the Board in 1993 and was seen as an obvious candidate for Chairman. His previous experience as Chairman of one of the UK's Top 100 companies and of a state-owned corporation meant that his leadership qualities were well developed and apparent to his colleagues.

As Chairman, Sir Christopher guided, encouraged and sustained a management team which wanted to modernise the company and take decisive steps to increase dramatically its potential. He took great interest in the strategic thinking which positioned Legal & General as a low cost provider of quality products. Although he did not seek a high public profile, his influence was always present, invariably wise and often decisive.

Sir Christopher leaves behind a company which, during his chairmanship, built a leading position in the financial services industry. He would have expected the business to grow and develop as strongly in the future as it did during his chairmanship.



Veronica, who works in a salon in West London, has been a member of the National Hairdressers' Federation for 10 years. Veronica is delighted that the Federation's tie-up with Legal & General means she can effectively obtain the benefit of low stakeholder pension charges today.



Achieving tomorrow's value today.

Our 'Full Stakeholder Transferability' guarantee leads the pension market of the future.

GROUP PERSONAL PENSIONS NEW BUSINESS EPI


(£m)
40
30
20
10
1995
1996
1997
1998
1999

DELIVERING IN A LOW COST WORLD.

The National Hairdressers' Federation (NHF) is one of many schemes to have appointed Legal & General to manage their pre-Stakeholder Pension arrangements. The NHF Scheme benefits from Legal & General's innovative Transferability Guarantee. This ensures that the customer's fund value on the date of transfer to a Stakeholder Pension will be at least as much as if they had bought a Stakeholder Pension at the outset. As NHF's General Secretary, Ray Seymour, said, "We wanted to satisfy our members' need for clear and understandable advice while offering the best pension possible."

Anticipating the financial services world of tomorrow.



LEGAL & GENERAL DELIVERED ANOTHER OUTSTANDING PERFORMANCE IN 1999, WITH BOTH PROFITS AND MARKET SHARE MOVING AHEAD STRONGLY. LEGAL & GENERAL IS IN EXCELLENT SHAPE TO MEET BOTH THE CHALLENGES AND THE EXCITING OPPORTUNITIES WE FACE.

ACHIEVEMENTS

As we look to the future, we shall be building on the considerable achievements of 1999. Our investment management business has seen continued success, performing exceptionally well in 1999 by winning more than £13 billion of new pension fund management business. The index-tracking skills we have built and the reputation we have gained are valuable assets of the Group, with considerable further potential. Our experience and success in managing this business is a competitive advantage for us in the rapidly growing financial services market.

> "As 1999 has shown, Legal & General can combine good value products with fair share-holder margins."

UK new business sales have grown across all of our distribution channels. Sales of retail products through Independent Financial Advisers (IFAs) grew by 31% to reach £251 million in 1999. Business volumes from IFAs doubled between 1995 and 1997. They have since increased by a further 75%. The continuing roll-out of our dedicated IFA website, to which nearly a thousand IFAs have now signed up, has contributed to this impressive performance. The site provides intermediaries with user friendly access to quotation, application and policy tracking facilities.

A similar dedicated internet site supports our Business Partnerships Division, which achieved encouraging growth in new business in 1999. The unit, which was formed last year from the Tied Agents and Financial Consultancy sales channels, was established both to reflect and encourage change from a business model of advisers working alone, to one where they run businesses in their own right. Not only will our advisers benefit from this new approach, but so also will our customers and shareholders, both of whom will gain from the cost savings the change has already made and will continue to generate.

Customers have been accessing our products in increasing numbers through all our distribution channels. UK sales of single payment unit trusts, PEPs and ISAs, many of which in 1999 were achieved through direct response and which are now being sold through internet application, reached £877 million in 1999, 16% above the 1998 level. We were especially pleased that our sales of ISAs recovered strongly in the second half of 1999 as customers overcame their initial caution towards this new savings vehicle. The reputation we have won in this market for good value, innovative offerings is an important asset of the Group.

Our US business, which is one of that country's major specialist writers of term assurance, achieved very impressive growth in 1999. Equivalent Premium Income (EPI) grew by 77%, on top of the 22% growth achieved in 1998. Our focused business strategy is delivering a rate of organic growth which is enabling us to win an increasingly significant share of our chosen market.



24% Growth in earnings per share

STRATEGIC STRENGTH

These many achievements demonstrate not only our strengths, flexibility and customer responsiveness but also the soundness of our chosen strategy. This strategy focuses Legal & General on delivering to customers high quality, value-for-money products which can be accessed in whatever way suits them. These brand attributes are reinforced in the marketplace through an extensive product-based advertising programme and, coupled with our proven strategy, are delivering consistently above-market sales growth.

e-ENABLEMENT

We have been investing in the capabilities which will, we believe, not only provide important competitive advantages in the years ahead but also assist us in managing the threats and risks which our business faces. Our market is a competitive one, with new entrants forcing out those traditional companies which have neither the scale nor the ability to compete effectively. Our achievements in building modern IT systems and internet capabilities, in running large call centres and in managing efficient index-tracking investment funds, mean that today Legal & General is in the front rank of companies ready to operate in the new financial services world.

Having first invested in business to business internet applications to maximise cost savings potential, we are now delivering increasing business to consumer functionality. Customers can already apply for ISAs, mortgages and pensions over the internet. They can also manage their mortgages and track the value of their pensions, unit trusts, PEPs and ISAs held with us. Our current priority is to increase the range of products consumers can purchase and then self-service over the internet. Life protection, savings and general insurance products head the list of products scheduled to be delivered over the internet this year.

> "Based on the firm foundations laid in recent years we can face the new millennium with confidence."

NEW WORLD

The new millennium brings both challenges and opportunities to Legal & General. We operate in a market which is rapidly changing and which, for known demographic reasons, offers enormous growth potential. New models for distribution and product administration will be needed in the new financial services world. This world is characterised by a growing customer need for simple, value-for-money products which can be bought with confidence.

The Government's Stakeholder Pensions plans, which have unfolded over the past year, will, we believe, serve as a model for this new world. We support the Government's objective



David Prosser speaking at the TUC's Pensions Conference in October 1999. Fellow speakers included Alistair Darling, Secretary of State for Social Security and John Monks, General Secretary of the TUC.

£13bn New pension fund management business

of broadening the base of people contributing to pensions and firmly believe that we can profitably provide the Stakeholder Pension products which will be introduced a year from now.

In April 1999, Legal & General led the market by giving all new personal pension policyholders the guarantee that the terms of Stakeholder Pensions, when introduced, could be applied retrospectively. At the same time, commissions for advisers were reduced to reflect the new cost structure. Our sales of group personal pensions moved ahead, reflecting our targeting of the segment of the pensions market which, we believe, will mirror most closely the market for Stakeholder Pensions.

The drive to improve the transparency and clarity of information provided to consumers continued throughout 1999. Last year I wrote that we had commenced work on Phase 2 of the Personal Investment Authority's Pensions Review. We are making good progress in dealing with the 51,000 requests for review which we have received. Our target is to complete the review by June 2002. The Financial Services Authority (FSA) has called for better information in clear language to be provided to endowment customers. Legal & General fully supports this objective, as it does the FSA's conclusion that, on average, consumers have done well from having an endowment policy. We wrote to all our mortgage endowment policyholders earlier this year, as part of the action plan on endowment policies agreed by the Association of British Insurers.


A CHOICE OF
HOW TO BUY
GOOD VALUE
PRODUCTS
SHAREHOLDER
VALUE
QUALITY
SERVICE
CUSTOMER
SATISFACTION

CUSTOMER NEEDS

In the new financial services world, customers should be able to buy products which are simple and easily understood. We are therefore developing alternatives to the traditional methods of giving one-to-one advice at home. These include offering advice and information at 'surgeries' in workplaces and elsewhere, as well as through the internet. As policies become more flexible, it is important that both customers and their advisers can have even more open access to their policies and accounts with us. Using our well developed internet site, we are investing in systems which will allow both customers and advisers increasingly to service and administer aspects of their policies themselves, should they wish to do so.

We believe significant cost savings will follow from this further investment in our e-commerce capabilities.

Backing up the new customer interfaces will be our re-engineered core IT systems. We are already seeing significant savings in new business processing costs from the first products to be administered on these systems. Additional savings will arise as further commissioning takes place during 2000. Not only will new product development be speeded up, but the new systems will also cut processing time dramatically and enable greater flexibility in product design and administration. These are among the many initiatives we are taking to improve efficiency and help us to maintain margins.

DEDICATED STAFF

In addressing the rapidly changing marketplace, we benefit from the commitment, expertise, co-operation and flexibility of

LEGAL & GENERAL'S SHARE OF THE INDIVIDUAL SAVINGS & PROTECTION MARKET


(%)
5
4
3
2
1
1995
1996
1997
1998
1999

Source: ABI

£628m

Worldwide sales in 1999 (EPI)



our staff. Last year they proved to be more than ready to meet the challenges they faced. Our staff are one of our greatest strengths and we thank them all for their efforts during 1999.

We continue to take initiatives to equip them for their future careers and for the changing nature of their tasks. We are participating in nationwide initiatives to promote lifelong learning amongst our people.

We are fortunate in being able to rely on our partnership with our recognised union – the MSF – in developing these and other initiatives.

We are concerned that none of the Group's activities should be harmful either to the communities in which we work, or to the environment. Our Social Responsibility Programme and our Environmental Programme, including the launch this year of our Ethical ISA, are described in more detail elsewhere in this report.

1999 was another successful year for Legal & General. Based on the firm foundations we have laid in recent years, I believe we can face the new millennium with confidence and high expectations.

David Prosser *Group Chief Executive*



Executive Directors pictured left to right: David Rough, David Prosser, Anthony Hobson, Andrew Palmer and Robin Phipps.



Karen Mena is based at Spring's state-of-the-art office in Watford. When she buys from the wide range of Legal & General products available to her, she earns Spring Learning Points, which she can use to develop her career skills or personal interests.


Spring™
the future of work

Building tomorrow's partnerships today.

We are forging mutually beneficial worksite partnerships for the future.

CUSTOMERS OF LEGAL & GENERAL'S AFFINITY PARTNERS

(Million)


3
2
1
0
1996
1997
1998
1999

DEVELOPING A NEW DISTRIBUTION MODEL FOR A CHANGING MARKETPLACE.

Spring Group plc is a leading IT placement agency, with more than 100,000 contractors on its books. A wide range of Legal & General products, tailored to their particular needs, are offered to Spring's staff as part of their benefits package. This has now been extended to Spring's large contractor workforce and is available to them via Spring's website.

Operating Review

In 1999, the Group's worldwide life and pensions businesses produced a profit of £321 million, an increase of 10% on 1998 (£292 million). The contribution from external investment management business grew to £43 million (1998: £32 million) reflecting the benefit of our increasing scale in this area. The operating profit from the general insurance business increased from £14 million in 1998 to £20 million, as improved underwriting results more than offset the impact of lower investment returns.

UK NEW BUSINESS

UK new business exceeded £500 million Equivalent Premium Income (EPI) for the first time and sales have almost trebled since 1995 – a compound growth rate of 29% per annum.

RETAIL

In our core business of providing individuals with a broad range of savings and protection products, Legal & General saw further strong growth in 1999 with new business up 20% to £442 million EPI (1998: £368 million). The scale of these operations combined with our product and distribution initiatives will ensure that our momentum continues.

Life – Mortgage related business grew rapidly in 1999, aided by both the continuing success of our Mortgage Club panel of major lenders, which saw completed loans rise by 36% to £3.35 billion, and the roll-out of our Mortgage Decisions point of sale support for advisers. As a consequence, life annual premium sales grew by 37% to £126 million (1998: £92 million). Single premium bond sales remained strong throughout 1999, growing 42% to £634 million (1998: £446 million), supported by the launch of our new With-Profits Bond in August.

Pensions – Our continued success in the group personal pensions market has largely offset the uncertainties created in the individual personal pensions market, where sales have slowed ahead of the launch of Stakeholder Pensions. New individual pensions and annuity business, including group personal pensions, increased to £142 million EPI (1998: £138 million). We believe Legal & General is well positioned for the introduction of Stakeholder Pensions in April 2001.

> "We believe that Legal & General is well positioned for the introduction of Stakeholder Pensions in 2001."

Unit trusts, PEPs and ISAs – Legal & General enjoyed a strong final PEP season and, although investors' initial reaction to ISAs was cautious, they are now increasingly accepted. Single payment ISA sales in the second half of 1999 exceeded PEP sales over the equivalent period of 1998. This – together with increased institutional unit trust sales – produced a 16% increase in single payment sales over the full year to £877 million (1998: £755 million). Total unit trust, PEP and ISA assets under management now amount to £3.5 billion.

Distribution – Legal & General offers its broad range of competitive products through multiple distribution channels. This proven strategy gives us the greatest access to potential customers and embraces our Business Partners, Independent Financial Advisers (IFAs) and direct sales to customers

UK INDIVIDUAL NEW BUSINESS BY DISTRIBUTION CHANNEL

- **57%** IFAs
- **26%** Business Partnerships
- **17%** Direct





77%

Sales Growth in the USA (EPI)

through both our call centres and "off the page". Each of these channels is making increasing use of e-commerce opportunities to drive down costs and to enhance customer service. All channels have achieved volume growth, but growth continues to be strongest in the IFA channel, with individual new business EPI growing by 31% over the previous year.

CORPORATE

UK corporate life and pensions new business in 1999 grew by 46% to £99 million EPI (1998: £68 million). Strong growth in bulk purchase annuity business in the first and final quarters of the year pushed single premiums up by 85% to £643 million (1998: £348 million). The group risk business achieved record sales levels, with new annual premiums increasing 20% to £24 million (1998: £20 million).

UK LIFE AND PENSIONS - PROFIT

The UK life and pensions operating profit before tax rose by 9% to £285 million (1998: £261 million). The contribution from with-profits business rose to £131 million. Though the level of life maturities was higher than in 1998, the effect of this was partly offset by the trend in bonus rates. The contribution from non-profit business was £154 million. The net transfer from the UK long term fund increased by 10%.

INTERNATIONAL BUSINESS

New business from the Group's international operations grew strongly to £87 million EPI, an increase of 50%. The profits from the Group's international businesses grew to £36 million (1998: £31 million).

USA – Our US subsidiaries reported record new business and profits for 1999. Sales grew strongly throughout the year. New business, which is predominantly annual premium business, of US$101million EPI for 1999 (1998: US$57 million) was up 77%. Profit before tax of US$48 million (1998: US$40 million) was up 20%.

These achievements reflect a clear business focus. Legal & General America is a major writer of term assurance for high net worth individuals. It markets its products through a national brokerage distribution. Its success has been built upon significant medical underwriting capabilities, good value products and good service developed within the framework of a low-cost, internet-based operating environment.

INTERNATIONAL NEW BUSINESS AND PROFIT BEFORE TAX

(£m)	**1999 New annual premiums**	**1999 New single premiums**	**1999 Profit before tax**	1998 New annual premiums	1998 New single premiums	1998 Profit before tax
USA	**63**	**1**	**30**	34	5	24
Netherlands	**5**	**35**	**5**	4	38	4
France	**5**	**71**	**1**	5	66	3
Total	**73**	**107**	**36**	43	109	31

Netherlands – Continuing strong performance in the Netherlands saw sales grow by 18% in local currency to €14 million EPI (1998: €12 million). Annual premiums grew particularly strongly – up 29% in local currency to €8 million, of which €3 million (38%) represented sales of the new flexible universal life product launched in April. Operating profit before tax grew by 54% in local currency to €9 million (1998: €6 million) reflecting the strong growth in the business in recent years.

France – In France, there was a 12% local currency increase in new business over the year to €25 million EPI (1998: €22 million). New annual premiums – including group

UK LIFE AND PENSIONS PROFIT BEFORE TAX

(Modified Statutory Solvency Basis)	**1999 £m**	1998 £m
With-profits		
Life	**88**	89
Individual Pensions	**35**	32
Group Pensions	**8**	5
	131	126
Non-profit	**154**	135
Total	**285**	261

protection business – increased 10% in local currency to €8 million. Life single premiums grew by 22% in local currency to €115 million, with a particularly strong performance in the final quarter which benefited from the launch of a new unit-linked fund. The reduced profit of €2 million (1998: €4 million) reflected both increased local reserving requirements and lower realised gains.

INVESTMENT MANAGEMENT

Our investment management business provides fund management expertise to Legal & General's Retail and Corporate businesses, as well as to trustees of pension schemes and other institutional clients. Total funds under management were £108 billion at the year-end, of which more than 60% were held for external clients. The success and scale of our investment management business provides significant competitive advantage for Legal & General. The profits from the management of external client funds increased 34% to £43 million (1998: £32 million), reflecting the very strong growth in external funds under management in recent years.


FINANCIAL
COMPANIES &

> "The success and scale of our fund management business is a key differentiator for Legal & General."

33 Legal & General manages investments for the Pension Funds of 33 of the FTSE 100 companies

New pension funds management business rose 16% to £13.1 billion, following the exceptional result of £11.3 billion achieved in 1998. Pension fund assets now exceed £60 billion, of which index funds represent £57 billion, underlining Legal & General's position as a major UK investment house and a leading provider of index-tracking services.

Our venture capital team now manages external client funds of £361 million. In conjunction with the UK Long Term Fund (LTF) the team has made new investments of £145 million over the year and has achieved realisations of £137 million.

At the end of 1999, LTF assets totalled £38 billion of which £32 billion related to non-linked business. The asset mix for this business is shown in the chart below and is closely related to the nature of the liabilities. Since the nature of the liabilities is little changed over the year, so too is the distribution of the assets. There has been a modest increase in UK equities and overseas assets at the expense of UK bonds and cash.

GENERAL INSURANCE

The general insurance operating profit increased to £20 million (1998: £14 million) after a transfer of £5 million to the equalisation provision (1998: £5 million).

Our general insurance business is restricted to personal lines, of which the household account, including business

ASSET ALLOCATION OF UK LIFE FUND

(excluding unit linked funds)

- **47%** Equities
- **32%** Bonds
- **11%** Property
- **6%** Index linked funds
- **3%** Cash and Deposits
- **1%** Venture Capital



30%

Growth in worldwide funds under management



arising from our joint venture with Woolwich plc, remains the major component. The household underwriting result improved but lower investment returns led to a reduced operating profit of £2 million (1998: £4 million).

Domestic mortgage indemnity business produced an operating profit of £20 million (1998: £18 million). This comprised a profit of £14 million from post-1992 business and £6 million from pre-1993 business. (1998: £14 million profit and £4 million profit respectively). The net premiums written for healthcare business increased substantially, reaching £9 million in 1999 (1998: £3 million). In 1999, further investment in the development of this business resulted in a loss of £3 million (1998: £4 million loss).

OTHER INCOME

Shareholders' other income – Shareholders' other income arising from investments outside the UK LTF declined to £41 million (1998: £43 million), reflecting a lower level of investment gains than in 1998, in a portfolio invested largely in bonds.

Banking – New mortgage advances, predominantly of our Flexible Reserve product, grew by 83% to £271 million. Mortgage loans now total £868 million. The launch of Legal & General's "Easy Access" LIBOR tracker deposit account in November has generated a strong response from savers. By the year-end, Legal & General Bank deposits exceeded £1.03 billion (1998: £0.94 billion) on behalf of some 66,000 customers – an increase of 20,000 customers over the year. Legal & General Bank's loss of £3 million in 1999 (1998: £2 million loss) reflected its continuing investment in growth.

Estate Agency – The strength of the housing market and the restructuring of our estate agency operation produced a break-even result in 1999 (1998: £8 million loss).

CHANGE IN SHAREHOLDERS' RETAINED CAPITAL (SRC)

The value of the SRC is but one component of the embedded value of the UK LTF, which grew to £3.82 billion net of tax (1998: £3.24 billion) after the distribution to shareholders. Accounting standards require that the change in the amount of the SRC is included in the profit and loss account.

For 1999, the change in the SRC before tax was an increase of £260 million (1998: a decrease of £195 million) and comprised:

- the investment return on the SRC, which amounted to £288 million (1998: £224 million).
- plus the release of capital and profits from business written in previous years, which this year has more than offset the investment of SRC in new business not written in the with-profits fund. In aggregate, these items amounted to an increase of £126 million. The equivalent figure in 1998 was a decrease of £284 million, as a result of an increase in actuarial provisions following a rapid fall in interest rates and allowances for trends in annuitant mortality.
- less the accrued transfer from the SRC of £154 million (1998: £135 million), already included in the life and pensions operating profit.

GENERAL INSURANCE OPERATING PROFIT

(£m)	**1999 Net premiums written**	**1999 Operating profit (loss)**	1998 Net premiums written	1998 Operating profit (loss)
Household	**168**	**2**	163	4
Healthcare	**9**	**(3)**	3	(4)
Motor and other	**31**	**1**	30	(4)
Mortgage indemnity	**3**	**20**	4	18
Total	**211**	**20**	200	14



Sarah Elves, a conservation architect, was an early investor in Legal & General's Ethical ISA. Sarah finds time at weekends to help run a stall selling ethically sound products supporting Third World producers.



Launching tomorrow's products today.

We are introducing innovative solutions which are meeting our customers' needs in the new millennium.

GROWTH IN RETAIL INVESTMENT SALES*


New business (£m)
800
600
400
200
0
1995
1996
1997
1998
1999

*UK sales of single payment unit trusts, PEPs and ISAs

OUR ETHICAL ISA WAS LAUNCHED IN JULY 1999.

Legal & General is a market leader in developing innovative retail investment products which anticipate and fulfil changing customer requirements. The Ethical ISA meets the needs of investors who believe they have a responsibility to society and decide to take a more principled approach to investment.

Achieved Profits Results

The Achieved Profits basis is being developed by the Association of British Insurers as a more realistic method of accounting for long term business. It reflects the development of the embedded value of long term business. The results of the Group on the Achieved Profits basis are summarised and discussed below. A full statement of the Achieved Profits results can be found on pages 74 to 79.

The Group's operating profit from continuing operations for 1999 was £647 million (1998: £522 million), with the contribution from new worldwide long term business up 32% to £178 million.

Total profit before tax, which includes investment return in excess of assumptions, was £1,294 million (1998: £631 million). Earnings per share, on the Achieved Profits basis, were 19.57p (1998: 9.94p), compared with the dividend per share of 4.13p (1998: 3.62p).

FIG.1: CONSOLIDATED PROFIT & LOSS ACCOUNT ACHIEVED PROFITS BASIS

Year ended 31 December	**1999 £m**	1998 £m
UK life and pensions	**412**	352
USA	**58**	38
Europe	**29**	23
Investment management	**99**	65
General Insurance and other income	**49**	44
Operating profit from continuing operations	**647**	522
Investment return variance	**670**	103
Economic assumption changes	**(23)**	(95)
	1,294	530
Other items	–	101
Profit on ordinary activities before tax	**1,294**	631
Profit for the financial period	**999**	504

UK life and pensions – Operating profit was £412 million (1998: £352 million), with the components shown in figure 2.

The contribution from new business was £99 million (1998: £72 million). In competitive market conditions, we have again written new business which delivers significant value for our shareholders. As a proportion of equivalent premium income (EPI), the contribution increased from 21% to 23%, reflecting a favourable mix of new business and control of acquisition expenses. The contribution from new business reflects the degree to which its anticipated profitability exceeds the target rate of return. Further contributions to operating profit will arise from the management of this business in future years.

The contribution from in-force business was £194 million (1998: £113 million). This benefited from the strong growth in the business portfolio in recent years, and positive experience variances, which more than offset the effect of the lower risk discount rate used for 1999. The 1998 contribution was depressed by the effect of anticipating lighter annuitant mortality.

The contribution from shareholders' net worth of £119 million (1998: £167 million) reflects both the reduced expected rate of return and a lower opening net worth, following the allocation of significant additional capital to the business portfolio during 1998.

The profit before tax includes the effect of variances in investment return from those assumed at the end of the previous year, together with economic assumption changes. Very strong investment markets in 1999 gave rise to a positive investment variance of £663 million (1998: £78 million). The excess investment return on the

32%

Increase in worldwide new business contribution




24%
Increase in operating profit

equity and property portfolio over the assumptions for the period was 15.4% (1998: 4.5%). The effect of changed economic assumptions was a small reduction of £26 million, compared with a reduction of £103 million in 1998, when interest rates fell sharply.

FIG.2: UK LIFE AND PENSIONS PROFIT BEFORE TAX – ACHIEVED PROFITS BASIS

Year ended 31 December	1999 £m	1998 £m
Contributions from –		
New business	**99**	72
In-force business	**194**	113
Shareholders' net worth	**119**	167
Operating profit	**412**	352
Investment return variance	**663**	78
Economic assumption changes	**(26)**	(103)
Profit before tax	**1,049**	327

Investment management – The long term UK Managed Funds business generated an operating profit of £96 million (1998: £70 million), of which new business contributed £50 million (1998: £43 million). This reflects the continuing strong growth in new business and funds under management in recent years. Together with the results of the Ventures operation and the unit trust and PEP/ISA business, which are not included on an Achieved Profits basis, this gave a total operating profit of £99 million (1998: £65 million).

International – Operating profit from continuing international operations grew from £61 million to £87 million in 1999, including a strong new business contribution of £29 million (1998: £20 million).

USA – The highly successful and fast-growing US business is the largest component of international profits, and provided a contribution from new business up 77% at £23 million, which as a percentage of EPI was 36% (1998: 37%). In-force business contributed £31 million (1998: £21 million), reflecting the strong growth of the business in recent years, to give an operating profit of £58 million (1998: £38 million). Profit before tax was £47 million (1998: £47 million), after an increase in the risk discount rate, following the rise in bond rates, resulted in an £11 million charge.

Europe – The Dutch business had an operating profit of £14 million (1998: £9 million) with a contribution from new business of £4 million (1998: £4 million), whilst the French operation had an operating profit of £15 million (1998: £14 million), with a contribution from new business of £2 million (1998: £3 million).

FIG.3: 1999 CONTRIBUTION FROM NEW BUSINESS

(Total £178 million)

- ☐ **£99m** UK Life and Pensions
- ☐ **£50m** UK Managed Funds
- ☐ **£29m** Overseas Life and Pensions



Finance Director's Review



Anthony Hobson, Group Director (Finance)

FINANCIAL REPORTING

The UK industry's current primary method for reporting the results of long term insurance business is the Modified Statutory Solvency (MSS) basis, which is based upon statutory requirements designed to demonstrate solvency. It defers the recognition of profit and it does not recognise the total shareholders' interest in the in-force long term business.

MSS basis reporting also requires the change in the Shareholders' Retained Capital (SRC) to be included in the profit before tax. The value of the SRC is but one component of the embedded value of the UK long term fund (LTF) and therefore, in both the Financial Highlights on the inside front cover and the Operating Review, we focus on operating profit. Operating profit for the LTF is based on the statutory transfers to shareholders, whilst for other life and pensions business, it corresponds to profit before tax. For general insurance, it includes a longer term investment return, thus eliminating short term fluctuations in investment markets. This reflects more closely the manner in which insurers price and manage their business, which is based on holding investments for the longer term. Investment return is reported in the Group's profit before tax, on an actual basis.

The Achieved Profits basis is being developed by the Association of British Insurers as a more realistic method of accounting for long term business. It reflects the change in the embedded value of the long term business in the profit and loss account. The embedded value is the aggregate of shareholders' net worth and the value of in-force business. It is important to note that, were this basis to become the primary reporting basis, it would not change the profits available for distribution to shareholders as dividends. The Achieved Profits results for the Group are shown in the audited supplementary financial statements and are discussed on pages 20 and 21. Figure 2 summarises the results of the Group for 1999 on the two reporting bases.

"In 1999, the Group saw a growth in shareholders' funds, before the dividend, of 22%."

SHAREHOLDERS' FUNDS

The analysis of Shareholders' funds on the Achieved Profits basis is shown in figure 1. This provides an indication of the deployment of the Group's assets and of its financial strength. Shareholders' funds grew to £5,250 million (1998: £4,465 million), an increase of 22% before the dividend.

FIG.1: SHAREHOLDERS' FUNDS

Year ended 31 December	**1999 £m**	1998 £m
Embedded value of life and pension business		
UK	**3,824**	3,237
USA	**344**	271
Netherlands	**62**	60
France	**55**	45
	4,285	3,613
Investment management	**222**	137
General Insurance	**69**	67
Other net assets	**674**	648
Total	**5,250**	4,465



365%

Total return to shareholders in the last 5 years*

FIG.2: COMPARISON OF REPORTING BASES

	1999 £m	1998 £m
Modified statutory solvency basis operating profit		
Before tax (continuing operations)	**413**	368
After tax	**332**	267
Earnings per share	**6.50p**	5.26p
Dividend cover	**1.57**	1.44
Achieved profits basis operating profit		
Before tax (continuing operations)	**647**	522
After tax	**486**	379
Earnings per share	**9.51p**	7.47p
Dividend cover	**2.29**	2.05
Shareholders' funds		
Modified statutory solvency basis	**3,085**	2,700
Achieved profits basis	**5,250**	4,465

The embedded value of the LTF increased by £587 million in 1999, after a distribution to shareholders of £198 million (1998: £180 million). Since we first reported the embedded value in 1990, it has increased from £1.58 billion to £3.82 billion at the end of 1999, after cumulative distributions to shareholders of £1.12 billion. The embedded value assumes that only 10% of the estate of the with-profits fund described on page 24 is allocated to shareholders. The growth in the UK life and pensions embedded value in 1999, before capital movements and a distribution to shareholders, represents an annual return of 25% after tax (1998: 8%), reflecting both a good operating performance and strong investment markets.

The embedded value of the UK Managed Funds, as a subsidiary activity of the LTF, is the value of the in-force business in excess of the net assets included in the MSS accounts. This value grew very strongly from £77 million at the end of 1998 to £158 million at the end of 1999, before the distribution of £28 million which is included in the profit reported on the MSS basis. A corresponding embedded value for the unit trust and PEP/ISA operations is not included.

The embedded value of the international businesses grew from £376 million to £461 million, after capital injections of £45 million.

The changes in embedded value of these long term businesses underlay a post tax return on the shareholders' funds of 18% to £5.25 billion, after a dividend to shareholders of £212 million.

THE UK LONG TERM FUND (LTF)

The Group's core financial asset is the LTF. It remains financially strong, with a triple A rating from Standard & Poor's, and is a source of considerable competitive advantage for the Group. An insurer with a triple A financial strength rating has extremely strong financial security. This strength gives us greater freedom as to where and when we invest assets and this should provide enhanced returns for policyholders and shareholders alike. It also gives us the resources to grow our business and to invest in an efficient infrastructure.

The changes to the operation of the LTF, implemented in 1996, enable transfers to be made from the LTF which better reflect the shareholders' interest in the long term business. The intention is for the transfer to increase progressively to a level which comprises a smoothed investment return on both the value of the SRC and the value of the non-profit business, together with the shareholders' share of with-profits surplus.

* Percentage growth of Legal & General Group shares, net income reinvested, over five years.



25%

Return on embedded value of UK life and pensions business

The directors regularly review the transfer from the LTF which, since 1995, has been increasing progressively towards, but has not yet reached, a level which reflects an appropriate return on the shareholders' interest in the LTF. In July 1999, the directors indicated that, in the current environment, characterised by low rates of inflation and commensurately lower expected investment returns, they were now projecting compound growth in the transfer of 10% per annum over the medium term.

The LTF consists of those assets of the Group's main operating subsidiary, Legal & General Assurance Society Limited, which are attributed to the long term insurance business and over which LTF policyholders have prior rights. The market value of the assets representing the LTF was £37.8 billion at the end of 1999 and the main components of the LTF are shown in figure 3.

At the end of 1999, assets of £26.9 billion within the LTF represented that part of the fund attributable to its with-profits business. This amount substantially exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities relating to our with-profits policies. The excess comprises working capital provided by shareholders over many years and retained in the with-profits fund. At the end of 1997, the excess was estimated at £1.9 billion, after all reserves and provisions. There is, in addition, a sub-fund of £0.3 billion, which is available to support with-profits business. The amount of the excess, in the normal course of events, would increase in accordance with the investment return earned on the £1.9 billion since the end of 1997.

The balance of the LTF assets, less an amount to cover the liabilities of the non-profit business, represents the SRC of £2 billion. The retention of this SRC within the LTF provides financial strength, both to support existing business and to finance new business. The SRC, together with the sub-fund, represents accumulated profits retained in the LTF from past non-profit business. The whole of the surplus arising on the SRC may be distributed to shareholders, together with other assets allocated for this purpose.

GROUP DIVIDEND

The transfer from the LTF discussed above, together with the Group's other operational cash flows and resources, provides a secure base for our progressive dividend policy. For the fourth consecutive year, the dividend has increased by 14% p.a. The 1999 dividend is covered 1.57 times, based upon the MSS basis operating profit after tax. On the Achieved Profits basis, the cover is 2.29 times.

MANAGEMENT OF RISK

The Group's business is the acceptance of risk in a controlled and considered manner. However, the essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is a potential for financial loss for insurers. The nature of the risks accepted by insurers means that events which are unanticipated, as regards size and timing, do occur.

The Group has risks within the following general categories: risks related to the exposures arising from the insurance process and the pricing of our products; risks associated with the asset/liability interaction arising from our financial products; and business risks related to operations, people, property and commercial risks.

INSURANCE EXPOSURES

The Group controls its exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions such as mortality and persistency, which have regard to past experience.

FIG.3: LONG TERM FUND (LTF)


Non-profit business
New business increased provisions
Profit and released provisions
With-profits fund
SRC and sub-fund
Inv return
Up to 10% of distributed surplus
Transfer out of LTF
Target based on embedded value

Insurance exposures are further controlled through reinsurance. For both long and short term business, a reinsurance programme reduces the potential loss to the Group from individual large risks and catastrophe events. Reinsurance is ceded to reinsurers predominantly by treaties, which automatically cover all risks meeting prescribed criteria.

The LTF, by virtue of its size and strength, has limited need for reinsurance. For certain new products, it shares its risk exposure with reinsurers through proportional treaties. Underwriting is carried out through a system of delegated authorities accountable to the Appointed Actuary. Reinsurance arrangements of the overseas businesses are commensurate with their respective exposures and capital bases.

The principal general insurance reinsurances are excess of loss catastrophe treaties, under which the excess of an accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2000 has been increased to £16 million (1998: £15 million) and this represents the maximum net probable loss from the dominant household account.

> "The financial strength rating of Legal & General's long term fund is based upon the extremely strong capitalisation and financial flexibility, a very strong business position and its very good operating performance."
>
> Standard and Poor's July 1999

The exposure from mortgage indemnity business currently being written is not subject to reinsurance, but the maximum net probable loss from such new business is unlikely to exceed the year's written premiums. Retention limits are regularly reviewed in the light of the Group's risk management policies and the cost of cover.

ASSET/LIABILITY MANAGEMENT

Asset/liability management risks include counterparty credit, liquidity, interest and foreign exchange risks. The management of these risks is through an Asset/Liability Committee of senior investment and financial managers, chaired by the Group Chief Executive.

(i) Counterparty Credit Risk

Counterparty credit limits are approved and reviewed regularly by senior management. The limits for investment and treasury transactions are graded by counterparty and type and duration of instrument, and compliance with these limits is monitored daily.

For Legal & General Bank (LGB), separate limits have been established within the Group's overall approved limits, with additional constraints based on policies agreed with the FSA relating, for example, to large exposures as a percentage of LGB's capital base.

For the Group's general insurance activities, there is a policy of ceding its reinsurance to a number of reinsurers, each of which has been subject to a financial credit review by a leading reinsurance broker. The Group also has access to the data of the credit review committees of other reinsurance intermediaries, for all its reinsurance placements.

(ii) Liquidity Risk

Liquidity requirements vary according to the type of business. Given the duration of most long term business, the expectations of with-profits policyholders and the strength



22%

Growth in Shareholders' funds in 1999, before dividend


AAA

Standard & Poor's
financial strength rating

of the LTF, a significant portion of that fund is invested in equities and, to a lesser extent, in property, to maximise the long term return to policyholders and shareholders. Contractual liabilities are predominantly matched by fixed interest and index-linked securities.

The duration of general insurance liabilities varies by class of business and, accordingly, short-to-medium-term fixed interest investments are held to match the insurance provisions. Solvency capital is invested in equities. Cash requirements can be satisfied in a number of ways, including the sale of investments. The use of short term borrowings, to satisfy operational cashflow requirements, allows funds which support the general insurance business to remain invested in matching investments.

The liquidity requirements of LGB are embodied in a liquidity policy agreed with the Banking Directorate of the FSA. LGB utilises wholesale funding as part of its overall liquidity management. The investment policy for each Group company is approved by the relevant board. UK investment portfolios are managed in-house by nominated fund managers, in accordance with targets specified in formal management agreements.

(iii) Interest Rate Risk

The investment policies for the long term business have due regard to the nature of the liabilities and the guarantees given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar average duration, where possible. It may also be managed by using models to demonstrate that the capital is sufficient to cover the consequences of any investment mismatch of liabilities, including options embedded in insurance contracts, in all but the most extreme circumstances. An unavoidable mismatch may arise from a number of matching objectives being inherently conflicting or from the unavailability of suitably priced matching investments. Derivatives have not been used to any material extent to manage the interest rate risk of these long term business assets and liabilities.

LGB is exposed to movements in sterling interest rates as a result of any fixed-rate mortgages and savings products it offers. The margin on these products is mainly managed by matching assets and liabilities with similar risk profiles.

(iv) Foreign Exchange Risk

The Group's UK businesses do not have any significant exposure to foreign exchange risk in their day-to-day transactions. The LTF, general insurance and shareholder funds do invest in international equity and bond portfolios and, as a consequence, have foreign currency exposures. However, these currency exposures do not constitute a material financial risk to the Group.

The Group's profit and loss account and balance sheet are exposed to a limited extent to movements in the US$ and Euro against Sterling, arising from the Group's international subsidiaries. These operations only conduct business in their respective local currencies in their domestic markets.

The Group's balance sheet translation exposure is actively managed within a policy approved by the Group Board, which allows between 25% and 75% of net foreign currency assets to be hedged. The currency mix of the Group's total debt at 31 December 1999 is shown in figure 4. The balance of the Group's hedging policy has been effected by entering into foreign exchange contracts. No action is taken to manage the exposure to the translation of reported profits and losses. However, this exposure is partially hedged by the foreign currency interest expense arising from borrowings used to manage the balance sheet foreign currency translation exposure.

FIG.4: ANALYSIS OF DEBT BY CURRENCY

Total at 31 December 1999 £426m

- **£272m** Sterling
- **£112m** US Dollar
- **£42m** *Other currencies*



(v) Business Risks
As explained in the Corporate Governance Statement on page 32, operational management has responsibility for the management of business risk. The Group Risk Management Committee monitors that critical risks are identified and managed by appropriate processes. The Committee comprises senior operational and financial managers drawn from across the Group.

TREASURY OPERATIONS

The Group has a central treasury function, which does not operate as a profit centre. It is responsible for all of the Group's external financing and related interest rate exposure, as well as managing foreign currency exposure, liquidity, short term investment and counterparty risk in respect of shareholders' funds and LGB. Its authorities are approved by the boards of the companies for which transactions are undertaken and they are reviewed by the Audit Committee of the Group Board. The Group Treasurer reports regularly to the relevant boards and to the executive directors. The Treasury function is subject to periodic independent reviews and audits by both internal and external auditors.

Derivatives are neither actively traded, nor undertaken for speculative purposes. Derivatives may be used to achieve efficient portfolio management and to reduce investment risk in respect of policyholders' and shareholders' funds under management.

DEBT AND DEBT FACILITIES

Total debt at the end of 1999 amounted to £426 million (1998: £460 million) and is analysed in figure 5. Approximately £12 million of the total debt effectively carried a fixed rate of interest. Debt to fund mortgage lending and related assets amounted to £285 million at end 1999 (1998: £355 million). Excluding debt to finance mortgages, core shareholder debt at end 1999 was £110 million (1998: £77 million). The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current debt ratings from Moody's and Standard & Poor's for long term debt are Aa3 and triple A, respectively; and for short term debt, P-1 and A-1+, respectively. In addition to its US$1 billion multicurrency Medium Term Note programme and its US$1 billion multicurrency Commercial Paper facilities, the Group has undrawn committed medium term bank facilities of £230 million.

> "The growth in the LTF transfer, together with the Group's other operational cashflow and reserves, continues to provide a secure base for our progressive dividend policy."

Interest Expense – Interest expense in respect of core shareholder debt was £6 million (1998: £6 million). The average cost of the Group's total debt was 5.3% per annum (1998: 6.6%).

TAX

The reported rate of tax for the year was 13% (1998: nil%) compared with the UK corporate tax rate of 30.25% (1998: 31%). The principal reason for the difference was the lower rate of tax on the investment return on the SRC, a substantial part of which comprised unrealised investment appreciation. A full reconciliation of the reported tax is shown on page 56.

FIG.5: ANALYSIS OF DEBT BY TYPE

Total at 31 December 1999 £426m

- **£142m** PEP Bond
- **£123m** Sterling Medium Term Notes
- **£102m** Commercial Paper
- **£59m** Other





Operating responsibly in the wider world.

LEGAL & GENERAL IS STRONGLY COMMITTED TO SUPPORTING AND SUSTAINING BOTH THE COMMUNITY AND THE ENVIRONMENT IN WHICH WE OPERATE.

Legal & General contributed more than £1 million in 1999 to charities and community organisations, building successful partnerships which produce lasting and tangible results.

> "Legal & General gave more than £1m to charities and other not-for-profit organisations during 1999 "

COMMUNITY INVOLVEMENT

Legal & General's programme of community involvement comprises three elements. We have entered into several significant long-term relationships with national community and charitable organisations, whose field of work is linked closely to one or more of our core businesses. Separately, Legal & General actively supports local community programmes in those areas where we are a large employer, such as Hove and Cardiff. Finally, we engage in a variety of community activities which support our field staff in the areas in which they operate.

As an example of a significant long-term relationship, Legal & General continued its sponsorship during 1999 of the Debate of the Age, an initiative established by Age Concern to help promote an understanding of how changes in the structure of the UK population will affect our society in the next century.

The Debate of the Age was launched with the intention of being the largest public consultation exercise ever undertaken outside Government. After numerous local, regional and national debates, an Agenda for the Age has now been drawn up, which will be presented to the Government in the Spring. Legal & General was the major sponsor of this important initiative.



Jeff Rooker MP, Pensions Minister, meets Neville Walton, Legal & General's Director of Corporate Communications, at one of the final conferences of the Debate of the Age.

Children from Killard House School, Newtonards, N.I. in front of the mural they designed, which won a prize in the My Place; Our Place competition sponsored by Legal & General.



Encouraging employees to become involved in our social responsibility programme was a key objective for 1999 and resulted in the creation of the Legal & General Community Partnership Programme. The aim of the partnership is for managers and their staff to play an active role in a charity or not-for-profit organisation and to build a relationship which goes beyond a purely financial arrangement. One such partnership has been developed with Crisis, the charity for homeless people. More than 100 staff from our Kingswood office have been involved in various events throughout 1999, including the Crisis London Open, which ran from 23 to 30 December.

ENVIRONMENT

Legal & General developed and extended its Environmental Programme during 1999. In July we launched our first Ethical Unit Trust and this was followed by the launch of our first Ethical Pension Fund in October. Both of these exclude investment in companies which fail to meet ethical criteria set by an independent research body. Also in October, we were pleased that our Property Management Services division received ISO 9002 accreditation from the British Standards Institute, testifying to the quality of the environmental management systems we have in place. Internal and external audiences have benefited from the expansion of our environmental awareness programme. Information on our environmental activities has been posted regularly on our website www.landg.com.

The Environment Committee, which is chaired by David Rough, the Group Director (Investments), met eight times during the year, including a half day of relevant training. Environment training for other employees is currently being developed.



Legal & General staff, who are seen here preparing blankets for use by homeless people, helped with the preparation for the 1999 Crisis London Open.

Children from St. Matthew's School, Redhill enjoying the environmental facilities at the Gatton Park Educational Trust, which is supported by Legal & General.



Your Board of Directors

ROB MARGETTS CBE

Chairman, appointed 2 February 2000. Aged 53. Vice Chairman, Chairman of the Audit Committee and senior independent non-executive director since 1998. Director and Vice Chairman of Imperial Chemical Industries Plc until June 2000. He is a director of Anglo American Plc, a member of both the Council of Science and Technology, and the Advisory Committee on Business and the Environment, and a Governor of the Imperial College of Science, Technology and Medicine. Appointed in 1996.

DAVID PROSSER

Group Chief Executive. Aged 55. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he had held positions at British Coal where he was Chief Executive of CIN – the pensions investment management company, Sun Alliance – the insurance company, and Hoare Govett – the stockbroker. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth.

ANTHONY HOBSON

Group Director (Finance). Aged 52. Appointed to the Group Board in 1987. Previously Finance Director: Europe, Middle East, Africa with Sperry Corporation. Qualified as a Chartered Accountant with Arthur Andersen & Co. and holds degrees from the Graduate School of Business, University of Virginia and from Liverpool University. He is a non-executive director and Chairman of the Audit Committee of Thames Water Plc.

DAVID ROUGH

Group Director (Investments). Aged 48. Joined Legal & General in 1989 from Royal Insurance where he was Investment Manager Royal Life. He is the nominated executive director responsible for environmental matters. Appointed to the Group Board in 1991 as Group Director (Investments), he is a director of Mithras Investment Trust Plc, Group Trust plc and Legal & General UK Select Investment Trust Plc; and a non-executive director of BBA plc. He is a Fellow of the Chartered Insurance Institute and holds a degree from the University of East Anglia.

ROBIN PHIPPS

Group Director (Retail Business). Aged 49. Joined Legal & General in 1982 from Segas and was appointed IT Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999.

ANDREW PALMER

Group Director (Corporate Business). Aged 46. Joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

ALAN WHEATLEY

Independent non-executive director. Aged 61. Chairman of Foreign & Colonial Special Utilities Investment Trust Plc. Deputy Chairman of Ashtead Group Plc. He is a Director of Babcock International Group Plc. He is also Chairman of two private technology companies. Appointed in 1993, he is also a member of the Audit Committee.

LORD BURNS

Independent non-executive director. Aged 55. He is a Director of Pearson Plc, Queens Park Rangers Football Club and a Governor of The Royal Academy of Music. Lord Burns was formerly Chief Economic Adviser and Permanent Secretary to H M Treasury. Appointed in 1999.

BARRIE MORGANS

Independent non-executive director. Aged 58. Chairman of Azlan Group Plc. He was Chairman and Chief Executive of IBM UK Holdings Limited until 1997. Chairman of Plasmon Plc. A non-executive director of Psion Plc. Appointed in 1997, he is also a member of the Audit Committee.

ELIZABETH WALL

Independent non-executive director. Aged 52. Senior Vice President, General Counsel and Company Secretary, Equant N.V. A graduate of Victoria University of Manchester, she is a solicitor (England and Wales), attorney (California) and a Governor of The Royal College of Law. Appointed in 1998.

BERNARD ASHER

Chairman of the Remuneration Committee and independent non-executive director. Aged 63. Chairman of Lonrho (Africa) Plc and formerly Executive Director of HSBC Holdings and Chairman of HSBC Investment Bank Plc. Vice Chairman of the Court of Governors of the London School of Economics and Political Science. Appointed in 1998.

HONOR CHAPMAN CBE

Independent non-executive director. Aged 57. Partner of Jones Lang LaSalle, Chartered Surveyors. She is also a Crown Estate Commissioner and a Board Member of The London Communications Agency. Appointed in 1993.

L-R (top to bottom): Rob Margetts, David Prosser, Anthony Hobson, David Rough, Robin Phipps, Andrew Palmer, Alan Wheatley, Lord Burns, Barrie Morgans, Elizabeth Wall, Bernard Asher, Honor Chapman.

COMPANY SECRETARY

David Binding

ADVISERS

Auditors

PricewaterhouseCoopers

Investment Bankers

J. Henry Schroder & Co Ltd

J. P. Morgan

Corporate Brokers

Dresdner Kleinwort Benson

Warburg Dillon Read

Corporate Governance

The Group has complied throughout the year with the provisions of the Combined Code of the Principles of Good Governance and Code of Best Practice (the Combined Code), annexed to the listing rules of the London Stock Exchange, except in respect of the publication of proxy votes at the Annual General Meeting, which is referred to below.

The Board
The Board determines the strategic direction of the Group. It meets monthly to review the current operating and financial position of the Group. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually.

Directors
There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of Chairman, Chief Executive and directors are clearly defined, such as to give no individual unfettered powers of decision. The Chairman, the Vice Chairman and the non-executive directors are independent. New directors have a formal induction and familiarisation programme.

Until the death of the Chairman, Sir Christopher Harding, on 13 December 1999, the Vice Chairman, Rob Margetts was the Group's senior independent director. Rob Margetts was appointed acting Chairman on 16 December 1999 and was formally appointed as Chairman on 2 February 2000. A Vice Chairman and senior independent director will be appointed shortly, after a full consultation process with directors.

A majority of directors are both independent and non-executive and their remuneration consists only of fees. At the end of 1999, there were seven non-executives, with wide business experience. They have access to any information; the advice and services of the Group Secretary; and, if required, external advice at the expense of the Company. Directors submit themselves for re-election at Annual General Meetings at least once every three years.

Relations with shareholders
The Board attaches high importance to maintaining good relationships with shareholders and ensures that they are informed of significant company developments.

Whilst the focus of dialogue is with institutional shareholders, to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with London Stock Exchange requirements.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with private investors. The Chairman, executive directors and non-executive directors (including the Chairmen of the Remuneration, Nominations and Audit Committees) attend the Annual General Meeting and are available to answer questions from shareholders present. The details of proxy votes will be distributed to shareholders present immediately prior to the Annual General Meeting in April 2000.

Board committees
The Committees of the Board are the Remuneration Committee, the Nominations Committee, the Audit Committee and the Investment Advisory Panel. The roles of the Nominations Committee and the Audit Committee are described below. The Directors' Report on Remuneration is set out on pages 34 to 36.

The Investment Advisory Panel, which is chaired by the Chairman of the Board, comprises all the directors and monitors the performance of the Group's investment business, its investment policies and major investments.

Nominations Committee
The Nominations Committee is chaired by the Chairman of the Board and comprises any two non-executive directors, the Group Chief Executive and an executive director. It has responsibility for proposing new appointments to the Board. In doing so, it considers the balance of the Board, the demands made on the Board and its Committees and the requirements of good corporate governance.

Audit Committee
The Audit Committee is chaired by Rob Margetts and is comprised only of non-executive directors. It is intended that a new Chairman of the Audit Committee is appointed in due course. It met four times during the year:

- to review and advise the Board on the interim and annual financial statements; on accounting policies; and on the control of financial and business risks within the Group;
- to review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response;
- to make recommendations on the appointment and remuneration of the external auditors; and to review the non-audit services provided to the Group by the external auditors.

It meets with executive directors and management, as well as privately with both external and internal auditors. The terms of reference of the Audit Committee include all matters indicated by the Combined Code, except the control of compliance risks, which, as explained below, is the specific responsibility of the Group Board.

Internal control
The Board has overall responsibility for the Group's framework of internal control and monitoring of its effectiveness, including financial control. The implementation and maintenance of the internal control system is the responsibility of executive management.

The Group's system of internal control is designed to manage, rather than eliminate, the risk of failure to meet business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefits from, elements of the control system.

The Combined Code requires directors to review and report to shareholders on the Group's system of internal control. In line with the transitional arrangements issued by the London Stock Exchange for the implementation of the guidance issued by the Turnbull Committee in September 1999, we continue to report on internal financial control for 1999.

Review of internal financial control
The Board has reviewed the effectiveness of the system of internal financial control for the period up to the date of signature of the accounts. This included a process of supervised semi-annual self-assessment by management, as part of which they are required to evaluate the effectiveness of the controls in place to manage business risks. The process is reviewed by Internal Audit. The results of the review have been considered by executive management and were summarised for the Audit Committee, which reported to the Group Board. The review was conducted with regard to materiality. The directors were able to conclude, with reasonable assurance, that there was no indication that the system of internal financial control had not been effective during the period.

Turnbull Committee guidance
The Board fully supports the objectives of the guidance on internal control issued by the Turnbull Committee.

The Group has reviewed its processes to ensure that the system of internal control is integral to the management of the Group's operations at all levels and that it can comply with the guidance for 2000. Management report regularly to the Group Risk Management Committee, the Audit Committee and Group Board on internal control and have established procedures for ensuring the effectiveness of internal control throughout the Group.

The Group will report on internal control in accordance with the Turnbull guidance for 2000.

Internal control framework
Organisational arrangements include clearly defined lines of responsibility and delegated authority. Control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. The control environment is reinforced by an internal audit function and by human resource policies. The Chief Internal Auditor reports regularly to the Group Chief Executive and the Audit Committee.

The Group prepares a five year plan and a more detailed annual operating and financial plan. Executive management reports regularly to the Group Board on the actual and forecast performance of the business compared with the annual plan. The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control framework, are described in the Operating and Financial Review (OFR).

Human resources
Employees are carefully selected and trained and are given written policies and procedures; are provided with appropriate communication channels; and are encouraged to foster a control conscious environment. There is a continuous training and development programme for directors and senior executives which, in 1999, included educational and business awareness programmes and seminars on the responsibilities of senior management. The Group seeks to conduct business in accordance with high ethical standards and provides employees with written guidance.

Risk management
Risk management policies and procedures, as described in the OFR, are regularly reviewed.

The Group's business is the acceptance of risk in a controlled and considered manner. However, the essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is a potential for financial loss for insurers. The nature of the risks accepted by insurance companies means that events which are unanticipated, as regards size and timing, do occur.

The Group controls its insurance exposures as described in the OFR. In aggregate, gross claim provisions and the related reinsurance recoveries are fairly stated, on the basis of information available, but the establishment of provisions can never be definitive and reassessment takes place regularly.

The Group Risk Management Committee monitors that critical risks in the UK are identified and managed by appropriate processes. The Committee, which meets regularly, is chaired by the Group Director (Finance). It comprises senior operational and financial managers from across the Group and reports regularly to the main UK operating company Board and to the Audit Committee.

Appointed Actuary
The major activity of the Group is the transaction, in the UK, of life and pensions business written through a long term insurance fund, for which its Appointed Actuary has certain legal accountabilities. He is subject to the disciplines of professional conduct and guidance and has a reporting relationship to the directors of the insurance company and to the supervisory authorities. He has access to the Group Board, must report fully and impartially on the financial condition of the fund, annually quantifying the fund's liabilities and confirming the fund's solvency position. The supervisory authorities receive a copy of this report.

Compliance
Those UK operating subsidiaries which are subject to product and sales regulation have established Compliance Committees, comprising senior managers and compliance officers. The Group Board receives compliance reports and presentations from compliance officers on, at least, a quarterly basis. The boards of the overseas operating subsidiaries receive regular compliance reports.

Going concern
The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Directors' Report on Remuneration

Remuneration Committee
The Committee is chaired by Bernard Asher and comprises all the non-executive directors, except the Group Chairman who attends the meetings as appropriate. The meetings are also attended by the Group Chief Executive, except when his own remuneration is being considered.

The Committee determines the remuneration strategy and policy for all staff and the individual remuneration for the most senior managers. It makes recommendations to the Group Board in respect of executive directors' remuneration. The strategy, policy and approach for remuneration is reviewed annually by the Committee.

The Group Chairman and Group Chief Executive oversee selection, assessment and development policies and have direct involvement in top management appointments. Succession and contingency planning arrangements are in place and regularly reviewed by the Committee. Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nominations Committee.

Remuneration policy
The Group's remuneration policy is designed to support the recruitment, motivation and retention of employees. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the appropriate level in the relevant market with a package designed to align the interests of the manager and the business.

The remuneration for the Group's executive directors and senior managers comprises salary, the possibility of an annual cash bonus based upon performance, participation in long-term incentive plans with returns based on share performance, together with pensions and other benefits. The balance of risk and reward – particularly in cash bonus – is designed to avoid the motivation for an individual to subject the Group to an unacceptable risk, in order to achieve a higher reward. Share schemes are structured to provide a strong alignment of interest between the individual and the shareholders.

All remuneration arrangements are approved by the Remuneration Committee. Salaries above £125,000 and any cash bonus over £75,000 are individually approved by the Committee.

Remuneration reflects individual experience, responsibility and market value. It is based on relevant market comparators, related to job size, function and sector, and performance.

Judgements are based on a range of external information, mainly from major consultants such as Hay, Watson Wyatt, Bacon & Woodrow and Towers Perrin. The practice is to use at least two independent sources of information for each decision. For the Group Chief Executive, for example, comparators are chief executives in major UK companies, with particular emphasis on the UK financial services sector and the FTSE 100.

In November 1999 the Committee considered whether it should appoint its own external consultants to advise upon remuneration and other matters. The Committee currently feels they are adequately resourced but will review this decision periodically.

Remuneration is determined as follows:

Salary
The practice is to pay salaries close to the median of the relevant market, depending on the individual's performance in the job. This is the only remuneration which is pensionable. Salaries are reviewed annually with effect from 1 January.

Variable compensation
The immediate annual cash bonus is based on the normal bonus in comparator organisations for jobs of this type and level. The amount is varied according to the performance of the business and the individual, measured against pre-determined objectives. This cash bonus will only exceed 50% of salary in exceptional circumstances or, for a small number of managers, where market practice makes it appropriate. There are arrangements in place which allow for an additional deferred cash bonus to be paid to particular groups of staff. The limits and deferred periods on these arrangements are considered and re-authorised each year by the Remuneration Committee.

Long-term incentives
The Board believes that a significant element of managers' remuneration, particularly at the most senior levels, should be linked to the delivery of above average long term returns for shareholders. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business.

Legal & General's share schemes have been developed to reflect market practice and to provide long term management focus and motivation. There are a number of schemes which are summarised below, with more detail given in Note 28, on pages 67 to 69.

An executive share option scheme (ESOS), and an Inland Revenue approved company share option plan (CSOP), were approved by the shareholders at the 1999 Annual General Meeting. 11.2 million options were granted to 539 managers in the 2000 Pay Review. Performance conditions for release are an important part of these plans.

Under the Restricted Share Plan (RSP) certain managers are invited to use their annual cash bonus to buy Legal & General shares, which are matched by the company and the total deferred for a minimum of three years. Shares arising under this scheme are placed in trust.

The Share Bonus Plan (SBP), grants restricted shares which are held in a trust for three years. SBP is now only used for a few new recruits each year.

The Performance Share Plan (PSP) grants conditional shares to top managers, based upon performance. The PSP was used to offer performance shares to 43 managers (including all Executive Directors) in 2000 in respect of 1999 performance, as an alternative to executive share options, on the basis of one performance share to five share options. All the executive directors elected to take PSP shares rather than executive share options in respect of the award made to them during 1999 based on 1998 performance.

Under the Performance Share Plan, the number of performance shares transferred to the individual is dependent upon the Legal & General total shareholder return (TSR) compared with the FTSE 100, measured over a three year period. The minimum number of performance shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any PSP shares arising from 1997, 1998 and 1999 grants will be released in 2000, 2001 and 2002.

There are share schemes for all employees. Executive directors and senior managers can participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option (SAYE) scheme, the employee profit sharing scheme and the CSOP. 57% of all staff at end 1999 were participating in the SAYE scheme. In respect of 1999, there was an allocation in 2000 of 200 shares under the profit sharing scheme and 500 share options under the CSOP to all eligible staff. This supports the Group's profit share culture and its desire that all employees should have an equity interest in the Group.

Pension
The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas which are described in more detail in Notes 28 and 36. The assets of all the defined benefit schemes are held in separate trustee-administered funds and all significant schemes have been subject to regular reviews by qualified actuaries employed by the Group. The Group has a range of contingent benefits such as death in service and ill health cover but has no liability for retirement benefits other than pensions.

The five executive directors will be entitled, on retirement from Legal & General at age 60 and subject to Inland Revenue limits, to a pension of two thirds of their base annual salary. On death in service, an executive director will be treated as other senior executives. Further details of these arrangements are contained in Note 28.

Other benefits
Other benefits are provided by the Group only when there are strong market or other reasons. They are:

- a company car, or an allowance of equal cost, where either the job or the market require it;
- medical insurance for managers and their dependants;
- staff discounts. Legal & General products can be acquired by directors on terms which are no more favourable than those which apply to other members of staff.

Overseas compensation
Although the UK remuneration philosophy is followed throughout the Group, detailed practice outside the UK reflects local markets and conditions. The individual remuneration for each overseas Managing Director is ratified by the Remuneration Committee.

Remuneration of Executive Directors for 1999
The executive director comparator market is considered to be mainly the FTSE 100 with influence from other major companies in the UK financial services sector. The Remuneration Committee is shown a range of information from major consultants on which to base its deliberations. Each executive director is placed, over time, close to the market median for his role. The cash bonus is varied around the normal market level based on business and personal performance against pre-determined objectives. These objectives and assessments of performance are based on profit and productivity targets, together with the long term enhancement of shareholder value. Compliance with regulations is a major determinant of any bonus.

All executive directors were granted matching RSP shares, which are shown as deferred bonus in Note 28, page 67. As explained on page 34, each executive director elected to take PSP shares rather than executive share options.

Legal & General's share schemes are designed to give significant gains only if the shareholders have also achieved significant gains. The Group's comparative share performance has resulted in maximum awards crystallising in 1999 from share scheme allocations made 3 or 5 years earlier. These are shown in Note 28, pages 67 to 69.

The Group Chief Executive, David Prosser, is the highest paid director in 1999. He received a salary of £500,000, a cash bonus of £220,000, and a grant of shares in the RSP of £132,000. The RSP shares granted are based upon the executive lodging shares to the value of the net bonus, which is matched by the Company and the total deferred for three years. Total remuneration was £1,485,000, including the value of shares released in 1999 from the PSP (£618,000), which were originally granted in 1996.

Full details of the directors' individual remuneration, shareholdings, share incentives and share options are given in Note 28, pages 67 to 69.

Service contracts
The notice entitlement for the three executive directors appointed before 1 March 1995 is a six month rolling period plus an eighteen months' salary and benefits entitlement on termination by the Group. These executive directors agreed in 1995, without compensation, to reduce their notice period from three years. Having considered detailed market information from a variety of sources in November 1999, the Remuneration Committee concluded that it would not recommend that the Board should seek to amend further these contracts. This decision will be periodically reviewed in the light of developing market practice.

Contracts for the two executive directors appointed on 1 January 1996 contain six months' rolling notice period, plus a six months' salary and benefits entitlement on termination.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office.

External appointments
The Company encourages its top managers to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Remuneration Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

Non-executive director fees
Fees for the non-executive directors are determined by the full Board, based on a range of external information and within the aggregate limits contained in the Articles of Association. The fees were increased by £10,000 for all non-executive directors following the AGM in 1999. This is paid as a lump sum with the expectation that the after tax increase be used each year to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable and there is no other remuneration.

The Company meets authorised expenses of non-executive directors incurred on Legal & General activities and any associated tax liability.

The Company's Articles of Association limit the fees that can be paid to directors to an aggregate of £500,000. To ensure that appropriate fees can be paid in the future, it is proposed that this limit be increased to £750,000 and a resolution reflecting this proposal is set out in the notice of the Annual General Meeting on page 80.

Employee information
The average number of employees world-wide in 1999 was 8,289 (1998: 7,899) and in the UK was 7,644 (1998: 6,714). Average gross remuneration in wages and salaries was £202m (1998: £178m). Greater detail is given in Note 30, page 70.

Included in the UK figures are 744 (1998: 708) part time employees with an aggregate gross remuneration of £8m (1998: £7m). The Group is an Equal Opportunities employer and has policies to ensure an appropriate mix of gender, age and ethnic origin at all levels. Compliance with these policies is monitored by the Board. As at year-end 1999 51% of employees were female and 49% male and the ethnic mix of employees at our three main operating sites approximate to the ethnic mix of the communities surrounding them.

Statement of Directors' Responsibility

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period; and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group;
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

Report of the Auditors

to the members of Legal & General Group Plc

We have audited the financial statements on pages 41 to 73 which have been prepared in accordance with the accounting policies set out on pages 48 to 50.

Respective responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report. As described on page 37, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements.

We review whether the statement on pages 32 to 33 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1999 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 28 February 2000

Report of the Directors

Principal activities and significant changes
Legal & General Group Plc (the Company) is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 71. Information on their principal activities and their financial performance is described in the OFR on pages 8 to 27.

Result for the year
The profit for the financial year was £587m (1998: £407m) and earnings per share were 11.50p (1998: 8.03p). The consolidated balance sheet on pages 44 and 45 and the consolidated profit and loss account on pages 41 to 43 show the affairs of the Group as at, and for the year ended, 31 December 1999. Analysises of worldwide life and pensions written premiums is shown on page 52, Note 2 (v) and general insurance written premiums are shown on page 41.

Dividend
The directors recommend the payment of a final dividend of 2.83p per share. With the interim dividend of 1.30p per share paid on 1 October 1999, this brings the total dividend for 1999 to 4.13p per share (1998: 3.62p), an increase of 14%. The final dividend will be paid on 2 May 2000 to members registered on 14 April 2000. The cost of the dividends for the year is £212m, leaving a retained profit of £375m.

Directors
The directors of the Company (at 31 December 1999), together with biographical notes, are shown on page 31. With the exception of Lord Burns, who was appointed on 7 January 1999, all the directors remained in office throughout 1999.

The directors retiring by rotation at the Annual General Meeting are A J Hobson, R J Margetts, J B Morgans and D J Prosser and, being eligible, offer themselves for re-election.

A J Hobson and D J Prosser have service contracts which are terminable by them or the Company on receipt of not less than six months' written notice. On termination, they would become entitled to eighteen months' salary and benefits. R J Margetts and J B Morgans do not have service contracts with the Company.

Details of the directors' interests in the share capital of the Company and details of directors' share options and other long term incentive schemes are shown on pages 67 to 69. The Directors' Report on Remuneration, which provides details of the current incentive schemes, is on pages 34 to 36. There have been no changes in the directors' share interests between 31 December 1999 and 28 February 2000.

United Kingdom employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve a common awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company continues to operate a Save As You Earn share option scheme and a profit sharing scheme, both Inland Revenue approved.

Information on the number of employees and their remuneration is shown on page 70, Note 30.

Purchase of own shares
The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 240,000,000 ordinary shares of 2.5p each, having an aggregate nominal value of £6,000,000, being 4.7% of the issued nominal ordinary share capital as at 31 December 1999. A Special Resolution seeking shareholders' authority is set out in the notice of the Annual General Meeting accompanying this document.

Share capital
On 23 April 1999 the Company split the nominal value of its shares from 10p to 2.5p, the effect of which was to increase the authorised shares from 1,500 million to 6,000 million.

As at 28 February 2000, the Company had received notifications from Prudential plc and AXA S.A. of holdings of the Company's issued share capital amounting to 4.97% and 3.7%, respectively.

Resolution 5, set out in the notice of the Annual General Meeting, will authorise the directors to allot up to an aggregate nominal amount of £6,411,860, being 5% of the total issued share capital as at 31 December 1999.

Resolution 7, set out in the notice of the Annual General Meeting, will authorise the directors to issue up to 5% of the Company's issued share capital as at 31 December 1999 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 60, Note 17. Shares are issuable under the Company's employee share schemes.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the Company in general meeting.

Year 2000
In recognition of the potentially serious implications of the millennium date change, the Group undertook a review of the risks and uncertainties associated with the impact of the change of century on its businesses. The principal focus of activity during 1999 was on testing, risk mitigation and contingency planning. The Group managed the transition into the Year 2000 with no material disruption to customers, staff or businesses. The Group will continue to keep the situation under review until all elements of our business processes are utilised for the first time during 2000.

The total cost of Year 2000 compliance between 1996 and 1999 was £40m, of which £9m was incurred during 1999.

Environment
Details of the Group's commitment to environmental issues as part of its social responsibility programme are set out on page 28 and 29.

United Kingdom donations
During 1999 charitable donations totalling £664,000 (1998: £700,000) were made. No political donations were made during the year (1998: none).

Payment of suppliers
The Group agrees terms and conditions for its business transactions with suppliers. Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 1999 was 33 (1998: 35).

Directors' fees
As referred to in the Directors' Report on Remuneration a resolution proposing that the aggregate of all fees paid to directors shall not exceed £750,000 is set out in the Notice of Annual General Meeting on page 80.

Auditors
A resolution to re-appoint the retiring auditors, PricewaterhouseCoopers, who have expressed their willingness to be re-appointed, will be proposed at the Annual General Meeting.

On behalf of the Board

D W Binding
Company Secretary
28 February 2000

Consolidated Profit and Loss Account

For the year ended 31 December 1999

Technical account – general business

Continuing operations	Notes	1999 £m	1998 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**221**	209
– outward reinsurance premiums		**(10)**	(9)
	2(vi)	**211**	200
Change in the provision for unearned premiums			
– gross		**17**	16
– reinsurers' share		**1**	(1)
		229	215
Allocated investment return transferred from the non-technical account	4	**18**	25
		247	240
Claims incurred, net of reinsurance			
Claims paid			
– gross		**159**	158
– reinsurers' share		**(5)**	(7)
		154	151
Change in the provision for claims			
– gross		**(15)**	(11)
– reinsurers' share		**3**	3
		142	143
Changes in other technical provisions, net of reinsurance		**(8)**	(5)
Net operating expenses	5	**88**	83
Change in the equalisation provision		**5**	5
		227	226
Balance on the technical account – general business		**20**	14
comprising:			
Underwriting result		**7**	(6)
Change in the equalisation provision		**(5)**	(5)
Investment return		**18**	25
		20	14

Consolidated Profit and Loss Account

For the year ended 31 December 1999

Technical account – long term business

Continuing operations	Notes	1999 £m	1998 £m
Premiums, net of reinsurance			
– gross premiums written	2(v)	3,616	3,018
– outward reinsurance premiums		(103)	(86)
		3,513	2,932
Investment income and realised gains	4(i)	6,274	3,901
Unrealised gains on investments		7,283	6,056
Other technical income		13,618	12,784
		30,688	25,673
Claims incurred, net of reinsurance			
Claims paid			
– gross		6,237	5,052
– reinsurers' share		(74)	(64)
		6,163	4,988
Change in the provision for claims			
– gross		10	5
– reinsurers' share		(2)	(2)
		6,171	4,991
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		1,273	3,410
– reinsurers' share		(124)	(84)
		1,149	3,326
Provisions for linked liabilities		20,587	16,163
		21,736	19,489
Net operating expenses	5	558	626
Investment expenses and charges	4(ii)	39	62
Other technical charges		(6)	12
Tax attributable to the long term business	9	67	218
Allocated investment return on shareholders' retained capital (SRC) transferred to the non-technical account	4	181	83
Transfers to the fund for future appropriations		1,585	107
		30,331	25,588
Balance on the technical account – long term business		357	85

All business in 1999 is from continuing operations; Legal and General Australia was sold on 1 July 1998 and is therefore a discontinued operation (see Note 11).

Consolidated Profit and Loss Account

For the year ended 31 December 1999

Non-technical account	Notes	1999 £m	1998 £m
Profit from general business			
Balance on the technical account – general business		20	14
Profit from long term business			
Balance on the technical account – long term business		357	85
Tax credit/(charge) attributable to balance on the technical account – long term business		83	(28)
	2(iv)	440	57
Other operations			
Investment income and realised gains	4(i)	146	163
Unrealised gains on investments		8	18
Allocated investment return on the SRC transferred from the technical account – long term business	4	181	83
Investment expenses and charges	4(ii)	(79)	(87)
Premium on repurchase of Euroconvertible bonds		–	(92)
		256	85
Allocated investment return transferred to the technical account – general business	4	(18)	(25)
		698	131
Other income		90	84
Other charges		(112)	(117)
Profit on sale of Legal & General Australia	11	–	308
Profit on ordinary activities before tax		676	406
Tax on profit on ordinary activities	9	(89)	1
Profit for the financial year		587	407
Dividends	6	(212)	(185)
Retained profit		375	222
		p	p
Earnings per share	10	11.50	8.03
Diluted earnings per share	10	11.44	7.97
Dividend per share		4.13	3.62

Consolidated Balance Sheet

As at 31 December 1999

Assets	Notes	1999 £m	1998 £m
Investments			
Land and buildings	12(i)	3,498	2,960
Other financial investments	12(ii)	30,645	28,566
		34,143	31,526
Assets held to cover linked liabilities	14	65,928	45,253
Reinsurers' share of technical provisions			
Provision for unearned premiums		4	3
Long term business provision		362	235
Claims outstanding		24	26
Other technical provisions		6	8
Technical provisions for unit-linked liabilities		2	–
		398	272
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		95	68
– Intermediaries		31	32
		126	100
Debtors arising out of reinsurance operations		17	11
Other debtors		203	202
		346	313
Other assets			
Tangible assets	15	43	40
Cash at bank and in hand		121	133
Purchased interests in long term business	16	51	41
		215	214
Prepayments and accrued income			
Accrued interest and rent		355	363
Deferred acquisition costs		674	527
Other prepayments and accrued income		147	120
		1,176	1,010
Total assets		**102,206**	78,588

Consolidated Balance Sheet

As at 31 December 1999

Liabilities	Notes	1999 £m	1998 £m
Capital and reserves			
Called up share capital	17	**128**	128
Share premium account	17	**132**	125
Profit and loss account	18	**2,825**	2,447
Shareholders' funds – equity interests		**3,085**	2,700
Subordinated liabilities – Euroconvertible bond	19	**3**	4
Fund for future appropriations		**5,814**	4,240
Technical provisions			
Provision for unearned premiums		**152**	169
Long term business provision		**24,465**	23,255
Claims outstanding		**234**	240
Equalisation provision		**22**	16
Other technical provisions		**30**	40
		24,903	23,720
Technical provisions for linked liabilities		**65,742**	45,196
Provisions for other risks and charges			
Provisions for taxation	20	**122**	201
Creditors			
Creditors arising out of direct insurance operations		**126**	126
Creditors arising out of reinsurance operations		**95**	80
Amounts owed to credit institutions	19	**423**	456
Bank customer deposits		**1,031**	942
Other creditors including taxation and social security	23	**862**	923
		2,537	2,527
Total liabilities		**102,206**	78,588

Reconciliation of Movements in Shareholders' Funds

	1999 £m	1998 £m
At 1 January	**2,700**	2,438
Total recognised gains and losses	**590**	407
Dividends	**(212)**	(185)
Issue of share capital	**7**	40
At 31 December	**3,085**	2,700

Company Balance Sheet

As at 31 December 1999

	Notes	1999 £m	1998 £m
Fixed assets	25	3,274	2,921
Current assets			
Amounts owed by Group companies		206	132
Tax		4	31
Other debtors		24	20
		234	183
Creditors: amounts falling due within one year			
Amounts owed to Group companies		(5)	(19)
Other creditors and accruals		(10)	(8)
Dividends	6	(146)	(127)
		(161)	(154)
Net current assets		73	29
Total assets less current liabilities		3,347	2,950
Creditors: amounts falling due after more than one year			
Subordinated liabilities – Euroconvertible bonds	19	3	4
Amounts owed to Group companies		259	246
		262	250
Shareholders' net assets		3,085	2,700
Representing capital and reserves			
Called up share capital	17	128	128
Share premium account	17	132	125
Revaluation reserve	26	2,335	2,315
Profit and loss account	26	490	132
Shareholders' funds – equity interests		3,085	2,700

The notes and statements on pages 48 to 73 form an integral part of these financial statements.

The financial statements on pages 41 to 73 and the supplementary financial statements on pages 74 to 79 were approved by the directors on 28 February 2000.

Rob Margetts

Rob Margetts
Chairman

David Prosser
Group Chief Executive

A J Hobson
Group Director (Finance)

Statement of Total Recognised Gains and Losses

For the year ended 31 December 1999

	1999 £m	1998 £m
Profit for the financial year	**587**	407
Exchange gains	3	0
Total recognised gains and losses	**590**	407

Consolidated Cash Flow Statement

For the year ended 31 December 1999

	Notes	1999 £m	1998 £m
Net cash inflow from operating activities	27(i)	**115**	103
Interest paid on operational borrowings		(6)	(6)
Tax received (paid)		36	(20)
Sale of Legal & General Australia	27(v)	–	325
Dividends paid		(193)	(169)
Financing	27(ii)	37	30
		(11)	263
Cash flows (excluding long term business and SRC) were invested as follows:			
Cash holdings		0	(8)
Land and buildings		0	(9)
Shares, other variable yield securities and units in unit trusts		2	(7)
Debt and other fixed income securities		283	69
Deposits with credit institutions		(79)	15
Other loans and investments		(217)	203
Net portfolio (divestment) investment	27(ii)	(11)	271
		(11)	263

Notes to Financial Statements

1. Accounting Policies

Basis of preparation

Both the Group and Company financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985. These financial statements conform to the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in December 1998.

The provisions of Financial Reporting Standard 16 (FRS 16) 'Current Tax' have been adopted in these financial statements and, as a consequence, UK dividend income is now reported as the amount receivable without any addition for associated tax credits. Prior year figures have been restated accordingly. The effect of this change in accounting policy is disclosed in Note 4.

The Company financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

Basis of consolidation

The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 33. Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Goodwill

Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards, the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Long term business

General

The results of long term business are reported using the modified statutory solvency (MSS) basis of accounting set out in the SORP.

Profits for overseas long term business are reported on bases consistent with the MSS basis.

Premium income

Premiums and considerations for annuities are accounted for when due for payment.

Deferral of acquisition expenses

Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year, but which relate to a subsequent financial year, are deferred to the extent that they are recoverable out of future revenue margins, either by including a zillmer adjustment, or by use of an explicit asset which is amortised in accordance with the incidence of margins.

Costs in respect of linked and non-profit business are deferred as an explicit deferred acquisition cost asset, which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Claims

Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision

The long term business provision is calculated on actuarial principles. In the UK, the calculation is in accordance with statutory reporting for solvency and uses the net premium method, including explicit provision for vested bonuses, including those vested as a result of the current valuation.

Fund for future appropriations (FFA)

The FFA comprises funds which have not been allocated at the balance sheet date between participating policyholders and shareholders, and contains implicit provisions for future bonuses.

Tax

The investment return on shareholders' funds within the UK long term fund is included in the balance of the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the balance of the technical account – long term business is grossed up at the corporate tax rate applicable for the period.

Investments

General

The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise reserved for long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income
Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense
Interest expense reflects the underlying cost of borrowing and includes profits and losses arising from various interest rate management instruments. It is reported in investment expenses and charges. Payments and receipts made under interest rate swap and option agreements are amortised over the interest period to which they relate.

Investment valuations
Listed investments are shown at market value, unlisted investments at directors' valuation and mortgages and loans at values based on current interest rates. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are included at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses
Realised gains and losses on investments are calculated as the difference between net sales proceeds and original cost.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and original cost. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings
Shares in subsidiary undertakings are stated at the Company's share of their net assets. Gains or losses arising on investments in subsidiary undertakings are taken to revaluation reserves or the profit and loss account as appropriate.

General insurance
Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

An equalisation provision has been established in accordance with the requirements of the Insurance Companies (Reserves) Act 1995 to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Capital supporting general insurance business is based on the solvency margin appropriate for the business.

Premium income
Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims
Claims and related reinsurance amounts are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled;
- claims incurred but not yet reported.

1. Accounting Policies *continued*
In addition to unearned premiums and after taking account of investment return, additional amounts are set aside where necessary for unexpired risks to meet future claims on business in force at the end of the year.

Other assets
Capital expenditure
Expenditure on computers, motor cars and large items of equipment is depreciated over periods ranging up to four years, having regard to expected residual values. All other items of capital expenditure are charged to the profit and loss account as incurred.

Purchased interests in long term business
Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking, are capitalised at an actuarially determined fair value. These amounts are amortised over their effective lives.

Foreign currencies
Assets, liabilities and revenue transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor revenue transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange adjustments are dealt with through reserves, except for those arising on cash settlements which are included in the profit and loss account. Currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of investments in subsidiary undertakings less revaluations of any related borrowings are taken directly to reserves.

Deferred tax
Deferred tax is calculated on the liability method and is provided for only to the extent that it is considered, with reasonable probability, that the liability will become payable within the foreseeable future.

Pension costs
The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet. Deferred tax in respect of pension costs is accounted for in accordance with the policy described above.

2. Segmental analysis

(i) New business	Annual 1999 £m	Single 1999 £m	Annual 1998 £m	Single 1998 £m
Life and pensions				
UK				
– Life individual non-linked	59	448	45	274
– Life individual linked	67	186	48	172
– Life group non-linked	24	–	19	–
– Pensions individual non-linked	20	429	26	386
– Pensions individual linked	53	255	51	222
– Pensions group non-linked	11	643	13	348
Total UK	234	1,961	202	1,402
USA	63	1	34	5
Netherlands	5	35	4	38
France	5	71	5	66
Australia (discontinued business)	–	–	10	35
	307	2,068	255	1,546
Other investment business				
Unit trusts, PEPs and ISAs				
- UK	23	877	19	755
– France	–	31	–	36
– Australia (discontinued business)	–	–	–	8
Managed and segregated funds				
- UK*	–	13,098	–	11,322
– Australia (discontinued business)	–	–	–	42
	23	14,006	19	12,163

* Managed funds of £12,481m (1998: £10,683m) are reported in Other technical income of £13,618m (1998: £12,784m) within the technical account – long term business.

New annual premiums arise where the terms and conditions anticipate more than one premium being paid over the period of the policy; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

(ii) Operating profit before tax	1999 £m	1998 £m
Profit from continuing operations		
Life and pensions		
– UK (see Note 2(v))	285	261
- USA	30	24
– Netherlands	5	4
– France	1	3
	321	292
Investment management	43	32
General insurance business (see Note 2(vi))	20	14
Other income		
– Banking	(3)	(2)
– Estate agency	0	(8)
– Fairmount	1	2
– Shareholders' other income and unallocated corporate expenses (see Note 2 (iii))	31	38
	29	30
	413	368
Profit from discontinued Australian Operations	–	7
	413	375

1998 figures have been reclassified. Healthcare is now reported as general insurance rather than as other income.

2. Segmental analysis *continued*

(iii) Shareholders' other income and unallocated corporate expenses

	1999 £m	1998 £m
Shareholders' other income		
– Investment return before interest expense	47	49
– Interest expense on core debt	(6)	(6)
	41	43
Unallocated corporate expenses		
– Corporate fees	(3)	0
– Other expenses	(7)	(5)
	(10)	(5)
	31	38

(iv) Reconciliation between operating profit and profit before tax

	Long term business 1999 £m	General insurance 1999 £m	Other operations 1999 £m	Total 1999 £m	Total 1998 £m
Operating profit	321	20	72	413	375
Long term profit included in investment management result	40		(40)	–	–
Investment return on shareholders' retained capital in the UK long term fund (SRC)	107		181	288	224
Net capital (invested in)/released from non-profit business	126			126	(284)
Accrued transfer to shareholders in respect of non-profit business included in operating profit	(154)			(154)	(135)
	440	20	213	673	180
Profit on sale of Legal & General Australia				–	308
Premium on repurchase of Euroconvertible bonds				–	(92)
Variation from longer term investment return		3		3	10
Profit on ordinary activities before tax	440	23	213	676	406

(v) Turnover and operating profit – long term business

	Gross premiums written 1999 £m	Operating profit 1999 £m	Gross premiums written 1998 £m	Operating profit 1998 £m
With profits business				
– Life	1,233	88	1,058	89
– Individual pensions	688	35	598	32
– Group pensions	56	8	69	5
	1,977	131	1,725	126
Non-profit business	1,284	154	898	135
UK	3,261	285	2,623	261
USA	181	30	146	24
Netherlands	72	5	75	4
France	102	1	98	3
Australia (discontinued business)	–	–	76	7
	3,616	321	3,018	299

Gross premiums written by destination are not materially different from gross premiums written by origin.

2. Segmental analysis *continued*

(vi) Analysis of general insurance result

	Net premiums written £m	Underwriting profit (loss) £m	Equalisation provision £m	Investment return £m	Operating profit (loss) £m
Year ended 31 December 1999					
Household	168	(4)	(5)	11	2
Healthcare	9	(3)	–	0	(3)
Motor and other	31	0	0	1	1
Mortgage indemnity	3	16	0	4	20
UK	211	9	(5)	16	20
Overseas	0	(2)	–	2	0
	211	7	(5)	18	20
Year ended 31 December 1998					
Household	163	(6)	(5)	15	4
Healthcare	3	(4)	–	0	(4)
Motor and other	30	(6)	0	2	(4)
Mortgage indemnity	4	11	0	7	18
UK	200	(5)	(5)	24	14
Overseas	0	(1)	–	1	0
	200	(6)	(5)	25	14

(vii) Shareholders' net assets

	SRC 1999 £m	Other 1999 £m	Total 1999 £m	Total 1998 £m
Life and pensions				
– UK	1,818	–	1,818	1,581
– USA		377	377	295
– Netherlands		15	15	18
– France		40	40	31
	1,818	432	2,250	1,925
Investment management	92	–	92	60
General insurance business	–	69	69	67
Banking	83	13	96	87
Corporate funds	(12)	590	578	561
	1,981	1,104	3,085	2,700

Shareholders' capital supporting general insurance business is based on the solvency margin appropriate for the business.

3. Auditors' remuneration

Fees paid to PricewaterhouseCoopers as auditors amounted to £1.09m (1998: £1.18m). Included in these figures are £0.08m (1998: £0.08m) in respect of the Company. The 1998 audit fee has been restated by £0.09m to include the fee for the audit of the Achieved Profits supplementary accounts, which were previously included in regulatory returns and other audit related work.

Non audit fees comprised:

	UK 1999 £'000	Group 1999 £'000	UK 1998 £'000	Group 1998 £'000
Regulatory returns and other audit related work	508	623	513	678
Corporate activity	567	567	60	258
Other advisory services	156	164	592	592
	1,231	1,354	1,165	1,528

Non-audit fees in 1998, as restated, comprise amounts paid to PricewaterhouseCoopers (UK £870,000; Group £1,002,000); Price Waterhouse (UK £66,000; Group – £297,000) and Coopers & Lybrand (UK/Group £229,000).

4. Investment return

(i) Investment income and gains	Technical account – long term business 1999 £m	Non-technical account 1999 £m	Technical account – long term business 1998 £m	Non-technical account 1998 £m
Investment income				
Income in respect of land and buildings	246	1	208	1
Income in respect of other investments				
– Received from group undertakings	9	0	8	0
– Received from other sources	2,683	146	2,232	148
	2,692	146	2,240	148
Total investment income	2,938	147	2,448	149
Realised investment gains	3,336	(1)	1,453	14
	6,274	146	3,901	163
Unrealised investment gains	7,283	8	6,056	18
	13,557	154	9,957	181
(ii) Investment expenses and charges				
Bank loans and overdrafts	0	(30)	(27)	(2)
Other borrowings	(17)	(47)	(12)	(84)
Total interest expense	(17)	(77)	(39)	(86)
Investment management expenses	(22)	(2)	(23)	(1)
	(39)	(79)	(62)	(87)
Total investment return	13,518	75	9,895	94
Comprising				
Longer term rate of return:				
General insurance	–	18	–	25
SRC	107	–	141	–
Variation from longer term rate of return:				
General insurance	–	3	–	10
SRC	181	–	83	–
Actual investment returns on:				
Other short term funds	–	54	–	59
Other long term funds	13,230	–	9,671	–
	13,518	75	9,895	94

The provisions of FRS16 'Current Tax' have been adopted and the 1998 figures restated accordingly. UK dividend income is now shown as the amount receivable. The restatement reduced the income in respect of other investments in the technical account – long term business and the non-technical account by £109m and £1m respectively. The impact on the 1999 figures was £122m and £1m respectively.

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP using a longer term rate of investment return in relation to the respective investible funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used, which are consistent with the assumptions used for the expected return for Achieved Profits reporting in the Supplementary Accounts, were UK equities 7.1% pa (1998: 8.8% pa), UK gilts 4.5% pa (1998: 6.4% pa).

4. Investment return *continued*

(iii) Comparison of longer term and actual investment return:

	1997-1999 £m	1997-1998 £m
Actual return attributable to shareholders:		
– General insurance business	95	74
– SRC	807	519
	902	593
Longer term return included in technical accounts:		
– general insurance business	74	56
– SRC	422	315
	496	371
Cumulative excess of actual returns over longer term returns	406	222

5. Net operating expenses

	Technical account – Long term business 1999 £m	Technical account – General business 1999 £m	Technical account – Long term business 1998 £m	Technical account – General business 1998 £m
Acquisition costs	411	69	328	74
Administration expenses – maintenance	151		154	
– other	163		189	
Total administration expenses	314	17	343	10
Reinsurance commissions	(21)	(1)	(9)	0
	704	85	662	84
(Increase)/decrease in deferred acquisition costs (net of reinsurance)	(146)	3	(36)	(1)
	558	88	626	83

Other administration expenses comprise the costs of strategic system developments; Year 2000; and expenses, but not claims, relating to the review of personal pensions required by the UK Financial Services Authority.

6. Dividends

	1999 £m	1998 £m
Interim dividend paid 1 October 1999 of 1.30p (1998: 1.14p)	66	58
Proposed final dividend of 2.83p (1998: 2.48p)	146	127
	212	185

These dividends exclude those attributable to the employee share ownership trust.

7. Profit for the financial year

The profit for the financial year includes a profit of £570m (1998: £115m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

8. Exchange rates

Principal rates of exchange used for translation into sterling at the end of the year:

	1999	1998
United States dollars	1.61	1.66
Euro	1.61	1.42

9. Tax charge (credit)

	Technical account – long term business 1999 £m	Non-technical account 1999 £m	Technical account – long term business 1998 £m	Non-technical account 1998 £m
UK corporation tax at 30.25% (1998: 31.0%)				
– Current tax for the year	176	19	110	17
– Adjustments in respect of prior periods	(32)	(10)	(3)	(8)
	144	9	107	9
– Double tax relief	(20)	(2)	(22)	0
	124	7	85	9
– Deferred tax	(74)	(5)	105	15
	50	2	190	24
Foreign tax				
– Current tax for the year	17	4	28	3
Tax on profit on ordinary activities	67	6	218	27
Tax attributable to the balance on the technical account – long term business		83		(28)
		89		(1)

The provisions of FRS16 'Current Tax' have been adopted and the 1998 figures restated accordingly. The restatement reduced the 1998 total tax in the technical account – long term business and the non-technical account by £109m and £1m respectively. The impact on the 1999 figures was £122m and £1m respectively.

Reconciliation of actual tax charge to corporate tax rate	1999 £m	1998 £m
Tax at UK rate of 30.25% (1998: 31.0%) on profit on ordinary activities before tax	205	126
Reported tax charge	89	(1)
Difference	116	127
Difference between taxable and accounting investment gains	10	4
Lower overseas tax rates	18	1
Non taxable UK dividends	2	2
Lower tax charge on SRC investment return	72	35
Lower tax charge on sale of Legal & General Australia	–	80
Disallowable expenditure less investment allowances	(1)	(3)
Adjustments in respect of prior periods	10	8
Deferred tax released	5	–
	116	127

10. Earnings per share

Earnings per share have been calculated in accordance with FRS14 using the weighted average number of ordinary shares in issue and the profits for the financial year. The figures for 1998 have been restated for comparative purposes to reflect the share split made on 23 April 1999. The reconciliation between the profit for the financial year and earnings per share and the diluted profit for the financial year and related earnings per share is as follows:

	1999			1998		
	Weighted number of shares m	Profit £m	Earnings per share p	Weighted number of shares m	Profit £m	Earnings per share p
Operating profit after tax from continuing operations	**5,104**	**332**	**6.50**	5,071	267	5.26
Variation from longer term general insurance investment return		**2**	**0.04**		7	0.14
Change in SRC		**253**	**4.96**		(100)	(1.97)
Profit from discontinued Australian business		–	–		4	0.08
Profit on sale of Australian business		–	–		293	5.78
Premium on repurchase of Euroconvertible bonds		–	–		(64)	(1.26)
Profit for the financial year	**5,104**	**587**	**11.50**	5,071	407	8.03
Net shares under options allocable for no further consideration	**21**	–	–	30	–	–
Euroconvertible bonds outstanding	**6**	**0**	**(0.06)**	8	0	(0.06)
Diluted profit for the financial year	**5,131**	**587**	**11.44**	5,109	407	7.97

11. Sale of Legal & General Australia

Legal & General Australia was sold to Colonial Limited on 1 July 1998 resulting in an exceptional pre-tax profit of £308m (£293m after tax). The 1998 technical account – long term business included the following amounts in respect of this discontinued business:

	£m
Premiums written, net of reinsurance	74
Investment income and realised gains	101
Unrealised gains on investments	(40)
Other technical income	36
Claims incurred, net of reinsurance	(105)
Change in other technical provisions	(28)
Net operating expenses	(25)
Investment expenses and charges	(4)
Other technical charges	(2)
Tax attributable to the long term business	(5)
Transfer to the fund for future appropriations	2
Balance on the technical account – long term business	4

12. Investments

(i) Land and buildings	Long term business 1999 £m	Other business 1999 £m	Total 1999 £m	Long term business 1998 £m	Other business 1998 £m	Total 1998 £m
Leasehold properties						
– Long leaseholds	456	30	486	433	32	465
– Short leaseholds	38	3	41	34	3	37
	494	33	527	467	35	502
Freehold properties	2,805	166	2,971	2,299	159	2,458
Total land and buildings	3,299	199	3,498	2,766	194	2,960
(ii) Other financial investments*						
Shares and other variable yield securities and units in unit trusts	14,337	1,448	15,785	12,243	1,555	13,798
Debt and other fixed income securities	12,055	1,019	13,074	12,066	560	12,626
Loans secured by mortgages	13	1,009	1,022	23	950	973
Other loans						
– Policy loans	7	54	61	76	–	76
– Other loans	68	1	69	69	–	69
	75	55	130	145	–	145
Deposits with credit institutions	339	245	584	192	587	779
Other investments	25	25	50	2	243	245
Total other financial investments	26,844	3,801	30,645	24,671	3,895	28,566
Total investments	30,143	4,000	34,143	27,437	4,089	31,526
Original cost of investments:						
– Land and buildings	2,316	145	2,461	2,121	155	2,276
– Other financial investments	17,127	2,588	19,715	17,309	2,990	20,299
Included in the current values above are listed investments amounting to:	26,198	1,799	27,997	23,777	2,070	25,847

* The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if:

(i) for long term business, the value as reported for shares, variable yield securities and unit trusts decreased by £383m (1998: £371m), there was no effect on debt and other fixed income securities (1998: £18m increase) and

(ii) for shareholders' and general insurance funds, the value as reported for shares, variable yield securities and unit trusts decreased by £94m (1998: £101m).

In both cases, cash and deposits would be changed by corresponding amounts. The effect of other derivatives was not considered significant enough to be separately reported.

The value of land and buildings which were occupied by the Group for its own activities, included above, was £25m (1998: £42m).

13. Goodwill resulting from acquisitions

The cumulative goodwill charged against shareholders' funds prior to 1998 arising from the acquisition of subsidiaries which are still part of the Group, amounted to £90m at 31 December 1999 (1998: £90m).

14. Assets held to cover linked liabilities

	1999 £m	1998 £m
Managed funds	**57,318**	38,264
Other linked business	**8,610**	6,989
	65,928	45,253

The original cost of investments held to cover linked liabilities was £42,079m (1998: £34,371m).

15. Tangible assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	1999 £m	1998 £m
Cost:		
At 1 January	**114**	122
– Exchange revaluation	**0**	(2)
– Additions	**19**	26
– Disposals	**(14)**	(32)
At 31 December	**119**	114
Depreciation:		
At 1 January	**74**	77
– Provided during the year	**14**	17
– Disposals	**(12)**	(20)
At 31 December	**76**	74
Net book value at 31 December	**43**	40

16. Purchased interests in long term business

	1999 £m	1998 £m
Cost:		
At 1 January	**158**	191
– Exchange revaluation	**7**	(3)
– Disposal (sale of Australian business)	**–**	(30)
At 31 December	**165**	158
Amortisation:		
At 1 January	**117**	117
– Exchange revaluation	**5**	(1)
– Provided during the year	**(8)**	10
– Disposal (sale of Australian business)	**–**	(9)
At 31 December	**114**	117
Net book value at 31 December	**51**	41

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business in the USA. Traditional life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits.

17. Share capital and share premium

	Number of shares	1999 £m	1998 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each			
(1998: 1,500,000,000 ordinary shares of 10p each)	6,000,000,000	150	150

Issued share capital Fully paid ordinary shares of 2.5p each	Number of shares	Share capital £m	Share premium £m
At 1 January 1999	5,111,833,348	128	125
Options exercised under share option schemes			
– Executive share option scheme	7,243,548	0	3
– Save as you earn scheme	8,281,931	0	3
Conversions by holders of Euroconvertible bonds	2,129,565	0	1
At 31 December 1999	5,129,488,392	128	132

On 23 April 1999 Legal & General Group Plc split the nominal value of its shares from 10p to 2.5p, the effect of which was to increase the authorised shares from 1,500 million to 6,000 million. The above figures for number of shares has been calculated as though the share split took place on 1 January 1999.

6.75% Euroconvertible subordinated bonds due 2008
At the year end £3.3m (1998: £4.4m) nominal of these bonds were outstanding. On 1 December 1999 the Group gave bondholders notice that the bonds outstanding would be redeemed at par on 31 January 2000, if not converted prior to that date. Under the terms of the Trust Deed the trustee has ensured that all bonds which were outstanding on 31 January 2000 were converted. Conversion of the £3.3m outstanding bonds resulted in the issue of 6 million shares based on the conversion price of 55 pence per share.

Options
Options over 50,532,914 shares are outstanding under executive and savings related share option schemes at 31 December 1999 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending
7,327,752	34.4 – 101.0	2000	7,535,770	45.4 – 150.0	2004
7,739,014	34.4 – 147.5	2001	4,999,068	47.7 – 147.5	2005
9,478,771	34.4 – 150.0	2002	760,559	150.0 – 150.0	2006
3,776,884	47.5 – 147.5	2003	8,915,096	177.25	2009

Employee share ownership trust (ESOT)
The Company has an ESOT which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 1999 7.8 million shares were allocated by the ESOT to employees to settle allocations due under the 1996 RSP and PSP schemes and to trustees under the Company's share schemes for 1998. As at 31 December 1999 the ESOT held 13.5 million shares acquired at a cost of £10.3m and with a market value of £22.8m, of which 3.4 million were purchased at market rates throughout 1999. The ESOT's investments are included at cost in the Group's consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company.

The ESOT has waived its rights to the dividends payable on the shares it holds.

18. Movement in consolidated profit and loss account

	1999 £m	1998 £m
At 1 January	**2,447**	2,225
Retained profit	**375**	222
Exchange gains	**3**	0
At 31 December	**2,825**	2,447

19. Borrowings

	Long term business 1999 £m	Other business 1999 £m	Long term business 1998 £m	Other business 1998 £m
Analysis by purpose				
Mortgage related – Legal & General Bank	**–**	**4**	–	28
Mortgage related – Other	**8**	**273**	9	318
Other	**31**	**110**	28	77
Total	**39**	**387**	37	423

Reported as:	1999 £m	1998 £m
Subordinated liabilities	**3**	4
Amounts owed to credit institutions		
– repayable, otherwise than by instalments, in less than five years	**423**	456
	426	460
Analysis by nature		
Unsecured		
– Guaranteed PEP Bond 2001	**142**	138
– Medium term notes 2000/2001	**123**	265
– Euro Commercial paper	**102**	10
– Bank loans 2000	**56**	43
– 6.75% Euroconvertible subordinated debt 2008 (Note 17)	**3**	4
	426	460
Analysis by maturity		
In one year or less or on demand	**253**	181
Between 1 and 2 years	**25**	138
Between 2 and 5 years	**148**	137
In 5 years or more	**0**	4
	426	460

i) The Group has revolving credit facilities amounting to £230m expiring between 2000 and 2004, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance maturing loans should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then the amount shown as repayable within one year would be reclassified as repayable after more than one year.

19. Borrowings *continued*

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings at 31 December 1999 were:

	Total £m	Floating borrowings £m	Fixed borrowings £m	Fixed borrowings weighted average interest rate %	Period for which rate is fixed years
Sterling	269	269	0		
US dollars	112	112	0		
Euro	42	33	9	6.45	1
	423	414	9		
Sterling (Euro convertible subordinated bonds)	3	–	3	6.75	1
	426	414	12		

20. Provisions for other risks and charges

Deferred tax	1999 £m	1998 £m
At 1 January	201	81
(Credit)/charge for the year	(79)	120
At 31 December	122	201
Comprising:		
Unrealised net gains on investments	106	180
Other timing differences	16	21
	122	201

Potential deferred tax not provided for:	Long term business 1999 £m	Other business 1999 £m	Long term business 1998 £m	Other business 1998 £m
Unrealised net gains on investments	818	31	588	23
Other timing differences	(34)	(12)	(32)	(12)
	784	19	556	11

Potential deferred tax is computed at the relevant corporate tax rate according to existing law.

Of the £79m credit (1998: £120m charge), £74m (1998: £105m charge) relates to a credit (1998: charge) in the technical account – long term business. This arose from a reassessment of deferred tax in respect of corporate and government debt for which a UK tax election was available for 1996 to 1999 only. It is expected that the remaining charge will reverse in 2000. The balance of the 1999 credit, £5m, arose from a reassessment of the deferred tax provided in respect of the sale of Legal & General Australia in 1998. No deferred tax is provided, or included in potential deferred tax, in respect of any other earnings retained by overseas subsidiaries, as there is no current intention to remit them to the UK.

21. General insurance business provisions

	1999 £m	1998 £m
Provision for unearned premiums		
– gross	152	169
– reinsurers' share	(4)	(3)
	148	166
Claims outstanding		
– gross	161	176
– reinsurers' share	(7)	(10)
	154	166
Equalisation provision	22	16
Other technical provisions (provision for unexpired risks)		
– gross	30	40
– reinsurers' share	(6)	(8)
	24	32
Deferred acquisition costs (DAC)	(42)	(44)
General insurance provisions, net of reinsurance and DAC	306	336

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly. In particular, the provision required in respect of marine business written before 1980 through Andrew Weir Insurance Company Limited, a company now in administration, will be subject to the outcome of arbitration, the results of which are unknown. The equalisation provision is calculated in accordance with statutory formulae for the purpose of mitigating exceptionally high loss ratios in future years. This provision is in addition to those for the anticipated cost of settlement of policyholder liabilities.

22. Long term insurance funds

	1999 £m	1998 £m
Long term business provision – gross	24,465	23,255
Technical provision for linked liabilities	65,742	45,196
Claims outstanding – gross	73	64
	90,280	68,515
Reinsurers' share of provisions	(381)	(252)
	89,899	68,263
Deferred acquisition costs	(632)	(483)
Fund for future appropriations	5,814	4,240
SRC in the UK long term fund	1,981	1,697
	7,795	5,937
Total long term insurance funds	97,062	73,717
Comprising insurance funds for:		
Society life and pensions business	37,794	33,364
UK Managed funds	57,298	38,264
Other business	1,970	2,089
	97,062	73,717

Bonuses incurred during the year were £820m (1998: £785m), of which £507m (1998: £521m) are included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The fund for future appropriations primarily consists of unrealised investment appreciation within the UK with-profits fund.

22. Long term insurance funds *continued*

The principal assumptions underlying the calculation of the UK long term business provision are:

	1999	1998
Rate of interest		
Life assurances	**2.75-3.5%**	2.75-3.25%
Bonuses on with-profits life assurances	**2.25%**	2.25%
Pension assurances	**3.0-5.0%**	3.0-5.0%
Annuities in deferment	**3.0-5.2%**	3.0-4.5%
Vested annuities	**5.2%**	4.5%
Vested annuities (RPI-linked – net rate after allowance for inflation)	**1.65%**	1.75%
Mortality tables		
Non-linked individual term assurances	**A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Other non-linked life assurances	**A67/70 ult-2 yrs**	A67/70 ult-2 yrs
Annuities in deferment	**A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Vested annuities (with allowance for secular trends according to CMI Report No.17 (1998: Attachment to CMI Report No. 16))	**82-96%a(55) ult-3 yrs**	88%a(55) ult-3 yrs

Other assumptions

Local generally accepted interest rates and actuarial tables are used in calculating the long term business provisions for overseas long term business operations.

23. Other creditors

	Long term business 1999 £m	Other business 1999 £m	Total 1999 £m	Long term business 1998 £m	Other business 1998 £m	Total 1998 £m
Tax	**137**	**49**	**186**	126	68	194
Dividends	**–**	**145**	**145**	–	127	127
Inter-fund balances	**888**	**(888)**	**–**	500	(500)	–
Other creditors	**302**	**229**	**531**	279	323	602
Total	**1,327**	**(465)**	**862**	905	18	923

24. Summary of Legal & General Bank balance sheet

	1999 £m	1998 £m
Mortgages/investments	**737**	635
Other investments	**403**	458
Customer deposits	**(1,031)**	(942)
Borrowings	**(1)**	(28)
Other net liabilities	**(25)**	(47)
Shareholders' funds	**83**	76

25. Company fixed assets

	Shares in Group companies 1999 £m	Loans to Group companies 1999 £m	Total 1999 £m	Total 1998 £m
At valuation, 1 January	**2,478**	**443**	**2,921**	2,566
Additions	**376**	**5**	**381**	34
Revaluation	**396**	**(48)**	**348**	321
Transfer of subsidiary	**(376)**	**–**	**(376)**	–
At valuation, 31 December	**2,874**	**400**	**3,274**	2,921
At cost, 31 December 1998	**200**	**427**	**–**	627
At cost, 31 December 1999	**576**	**432**	**1,008**	–

26. Movement in company reserves

	Revaluation reserve 1999 £m	Profit and loss account 1999 £m	Revaluation reserve 1998 £m	Profit and loss account 1998 £m
At 1 January	**2,315**	**132**	2,023	202
Retained loss after tax and dividends	**–**	**(18)**	–	(70)
Increase in the net assets of subsidiaries	**396**	**–**	292	–
Realisation of profits on transfer of subsidiary	**(376)**	**376**	–	–
At 31 December	**2,335**	**490**	2,315	132

27. Cash flow for shareholders' and general insurance funds (excluding SRC and its subsidiaries)

(i) Reconciliation of profit on ordinary activities before tax

	1999 £m	1998 £m
Profit on ordinary activities before tax	**676**	406
Profits relating to long term business	**(321)**	(292)
Profit before tax of SRC subsidiaries	**(36)**	(19)
Change in SRC	**(260)**	195
Cash received from long term business	**180**	151
Sale of Legal & General Australia (see Note 27 (v))	**–**	(308)
Depreciation of tangible assets and purchased interests in long term business	**10**	31
Decrease in general insurance technical provisions	**(30)**	(23)
Increase in other operating debtors	**(36)**	(75)
(Decrease)/increase in other operating creditors	**(66)**	63
Interest expense on core debt	**6**	6
Investment gains	**(8)**	(32)
Net cash inflow from operating activities	**115**	103

(ii) Analysis of cash flows for headings netted in the cash flow

	1999 £m	1998 £m
Financing		
Issue of share capital	**7**	40
Decrease in total borrowings	**(12)**	(67)
Increase in mortgage related borrowings	**42**	57
	37	30
Portfolio investments		
Cash outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	**84**	43
Debt and other fixed income securities	**458**	305
Loans secured by mortgages	**39**	15
Other loans and investments	**11**	210
Cash inflows from the sale/redemption of:		
Land and buildings	**0**	(9)
Shares and other variable yield securities and units in unit trusts	**(82)**	(50)
Debt and other fixed income securities	**(175)**	(236)
Loans secured by mortgages	**(81)**	(72)
Other loans and investments	**(228)**	(7)
Net cash (inflows)/outflows from:		
Deposits with credit institutions	**(79)**	15
	(53)	214
Increase in mortgage loans financed by borrowings	**42**	57
	(11)	271

27. Cash flow for shareholders' and general insurance funds (excluding SRC and its subsidiaries) *continued*

(iii) Movement in opening and closing portfolio investments net of financing	1999 £m	1998 £m
Net cash inflow for the period	0	(8)
Cash flow (excluding long term business and SRC)		
Net (sale)/purchase of portfolio investments	(53)	214
Decrease in loans (including mortgage related)	12	67
Movement arising from cash flows	(41)	273
Movement in long term business and SRC investments net of financing	2,677	4,068
Changes in market values and exchange rate effects	3	28
Total movement in portfolio investments net of financing	2,639	4,369
Portfolio investments net of financing at 1 January	31,199	26,830
Portfolio investments net of financing at 31 December	33,838	31,199

(iv) Movement in cash and portfolio investments net of financing

	At 1 Jan 1999 £m	Cash flow £m	Changes in long-term business (incl. SRC) £m	Changes to market and currency values £m	At 31 Dec 1999 £m
Cash at bank, and in hand	133	0	(11)	(1)	121
Land and buildings	2,960	0	538	0	3,498
Shares and unit trusts	13,798	2	1,957	28	15,785
Debt and other fixed income securities	12,626	283	187	(22)	13,074
Loans secured by mortgages	973	(42)	91	0	1,022
Other loans	390	(217)	7	0	180
Deposits with credit institutions	779	(79)	(116)	0	584
	31,526	(53)	2,664	6	34,143
Financing					
Loans due within 1 year	(181)	(27)	(49)	4	(253)
Loans due after 1 year	(279)	39	73	(6)	(173)
	(460)	12	24	(2)	(426)
	31,199	(41)	2,677	3	33,838

(v) Sale of Legal & General Australia	1998 £m
Portfolio investments disposed of	26
Other net liabilities disposed of	(9)
Profit on sale	308
Net cash proceeds of sale *	325

* The total sale proceeds, which included a loan repayment and a pre-sale dividend, were £358 million.

28. Directors' remuneration and share interests

The Directors' Report on Remuneration on pages 34 to 36 explains the approach to remuneration policy.

Directors' remuneration

			Annual Bonus		Total		Long term incentive scheme
	Salary/fees £'000	Benefits £'000	Cash £'000	Deferred £'000	1999 £'000	1998 £'000	1999 £'000
Executive:							
Anthony Hobson	280	14	100	60	454	414	412
Andrew Palmer	230	15	90	54	389	342	206
Robin Phipps	230	14	120	72	436	374	206
David Prosser	500	15	220	132	867	854	618
David Rough	330	15	180	108	633	634	412
	1,570	73	710	426	2,779	2,618	1,854
Non-executive:							
Bernard Asher	40				40	25	
Lord Burns	40				40	–	
Honor Chapman	40				40	30	
Sir Christopher Harding							
– fees	160	2			162	120	
– ex gratia payment'	40				40	–	
Rob Margetts	70				70	49	
Barrie Morgans	40				40	30	
Elizabeth Wall	40				40	8	
Alan Wheatley	60				60	46	
Former non-executive directors	9				9	52	
	2,109	75	710	426	3,320	2,978	1,854

The fees for non-executives are non-pensionable. No fees are payable to executive directors. An ex-gratia payment of £40,000 was made to Lady Harding following her husband's untimely death on 13 December 1999.

The reimbursement of certain authorised expenses incurred by directors on Legal & General activities gives rise to tax liability, which is met by the Group. The amount of these expenses is included in Benefits.

The remuneration, excluding pension entitlement, but including the value of shares received under the long term incentive scheme, of the highest paid director in 1999 was £1,485,000; there were no gains on the exercise of share options. The remuneration of the highest paid director in 1998 was £1,184,000, including gains on the exercise of share options of £330,000.

The deferred bonus scheme operated by the Group for 1998 and 1999 was the Restricted Share Plan (RSP), which is described in the Directors' Report on Remuneration on page 34. The value of the shares awarded to directors for 1999 under the RSP is reported as part of directors' remuneration and included in beneficial share interests at the date of allocation. The deferred bonus scheme used in 1996 and 1997 was the Share Bonus Plan (SBP) and the value of shares issued under the SBP was reported as part of directors' remuneration at the date of allocation.

The long term incentive scheme in the table above is the performance share plan (PSP), for which the 1996 award matured in 1999. The Group's total shareholder return for the period 1996 to 1999 ranked it as 13th in the FTSE-100. Accordingly, the maximum number of shares under the PSP were transferred to the executives concerned, with those relating to the executive directors being shown above. There was no equivalent plan maturing in 1998.

Pension entitlements

The five executive directors participate in the non-contributory Legal & General Senior Pension Scheme (the Scheme), for which all UK senior managers are eligible. This is a defined benefit scheme and, at the normal retirement age of 60, they will be entitled, subject to Inland Revenue limits, to a pension of two thirds of pensionable remuneration, which is the basic salary received in the twelve months prior to retirement. A reduced pension may be taken on early retirement from age 50 with the consent of the trustees of the Scheme. Post-retirement pension increases provided by the Scheme are awarded in line with inflation up to 5% p.a., but with a minimum annual increase of 3%.

28. Directors' remuneration and share interests *continued*

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. For death in retirement, a spouse's pension of two thirds of the member's pre-commutation pension is payable. In the event of death after leaving service, but prior to commencement of pension, a spouse's pension of two thirds of the accrued preserved pension is payable. If the director is not survived by a spouse, but by a child under 18, or under 23 if in full-time education, a child's pension equal to the surviving spouse's pension is payable. Where a spouse or child pension is not payable, equivalent benefits may be paid to a dependant at the discretion of the Company and the Trustees. Substantial protection is also offered in the event of serious ill health; this latter benefit has no transfer value in the event of the insured leaving service.

	Age at 31 December 1999	Increase in accrued pension in 1999 £'000	Accumulated accrued pension at 31 December 1999 £'000
Anthony Hobson	52	24	120
Andrew Palmer	46	13	70
Robin Phipps	49	16	94
David Prosser	55	44	264
David Rough	48	18	110

The increase in accrued pension during the year excludes any increase for inflation.

Directors' share interests

The holdings of directors in office at the end of the year in the issued share capital of the Company, including shares awarded under the RSP in previous years but not vested, are shown below. These exclude shares awarded by the Company under the SBP and the PSP.

	1 January 1999*	31 December 1999		1 January 1999*	31 December 1999
Bernard Asher	–	4,996	Andrew Palmer	13,072	183,136
Lord Burns	–	3,348	Robin Phipps	112,856	509,453
Honor Chapman	12,660	16,008	David Prosser	613,552	1,125,976
Anthony Hobson	295,080	474,692	David Rough	495,668	706,848
Rob Margetts	11,736	31,433	Elizabeth Wall	–	3,348
Barrie Morgans	20,000	25,348	Alan Wheatley	30,000	33,348

*or date of appointment if later

Long term incentive scheme

The table below shows the directors' conditional awards for performance share plan shares –

	Year of award			Year of vesting	
	1997	1998	1999	Earliest	Latest
Anthony Hobson	36,784	21,084	48,000	2000	2002
Andrew Palmer	18,392	13,176	40,000	2000	2002
Robin Phipps	22,992	15,812	40,000	2000	2002
David Prosser	55,176	42,160	88,000	2000	2002
David Rough	36,784	26,352	60,000	2000	2002

The number of PSP shares vested will be equal to the conditional award, if the Legal & General total shareholder return (TSR) is above the median return of the FTSE-100 over the three years from the date of the award; and up to a maximum of four times the contingent award for performance at or above the twentieth position. Pro-rata awards will be made for performance between these levels.

The value on vesting of any shares received by directors under the PSP is disclosed in the Report and Accounts in the year of vesting. At 31 December 1999, the Group's TSR was 27th of the companies in the FTSE-100 during the period since May 1997.

An executive share option scheme was approved at the AGM in 1999. This is described in the Directors' Report on Remuneration on pages 34 to 36. PSP awards made to directors for 1999 onwards are made as an alternative to executive share options on the basis of one PSP share to five share options. In respect of the 1999 award, all the executive directors elected to take PSP shares in lieu of executive share options.

28. Directors' remuneration and share interests *continued*

Share options

The previous executive share option scheme closed for new grants in 1995. Outstanding options under that scheme remain in force and are set out below, together with the Save As You Earn (SAYE) share option scheme.

Movements in year		Share options 1 Jan 1999	Options (exercised) granted	Share options 31 Dec 1999	Exercise price (p)	Earliest date exerciseable	Latest date exerciseable
Anthony Hobson		300,000	(120,000)	180,000	51	10.4.97	10.4.04
	(SAYE)	8,620	(8,620)	0	57		
	(SAYE)	6,328		6,328	77	1.5.00	31.10.00
				186,328			
Andrew Palmer		150,000	(150,000)	0	51		
		120,000	(120,000)	0	45		
				0			
Robin Phipps		100,000	(100,000)	0	51		
		120,000	(120,000)	0	45		
	(SAYE)	46,008		46,008	34	1.8.01	31.1.02
	(SAYE)	1,320		1,320	148	1.5.01	31.10.01
				47,328			
David Prosser	(SAYE)	31,028		31,028	38	1.6.02	30.11.02
	(SAYE)	5,064		5,064	77	1.5.00	31.10.00
				36,092			
David Rough		100,000		100,000	51	10.4.97	10.4.04
	(SAYE)	9,060	(9,060)	0	65		
	(SAYE)	5,064		5,064	77	1.5.00	31.10.00
				105,064			

No options lapsed during 1999. As at 31 December 1999, there were no options outstanding where the exercise price exceeded the market price. The market price of the shares at 31 December 1999 was 169p and the range during 1999 was 145p to 234p. The company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Gains on the exercise of share options

Gains on share options represent the difference between the market price at the date of exercise and the exercise price paid in respect of all shares under option which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain in 1999 £'000	Gain in 1999 £'000	Gain 1998 £'000
Anthony Hobson		120,000	51	196	174		
	(SAYE)	8,620	57	164	9	183	333
Andrew Palmer		150,000	51	172	182		
		120,000	45	172	152	334	138
Robin Phipps		100,000	51	164	113		
		120,000	45	164	142	255	257
David Prosser					–	–	330
David Rough	(SAYE)	9,060	65	168	9	9	532
						781	1,590

Directors' loans

At 31 December 1999 there were outstanding mortgage loans from Legal & General Bank Ltd (on terms available to all staff) amounting to £1,825 (1998: £93,876) made to 1 (1998: 2) directors/connected parties.

29. Related party transactions

There were no material transactions between directors or key managers and the Legal & General group of companies which are required to be disclosed under FRS 8 Related Party Disclosures. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

30. Employee information	1999	1998
Average number of staff employed by the Group during the year were:		
UK	7,644	6,714
Europe	308	316
USA	337	254
Australia (to date of sale)	–	615
Worldwide employees	8,289	7,899
Aggregate gross remuneration	£m	£m
Wages and salaries	202	178
Social security costs	19	18
Other pension costs	18	13
	239	209

Included in the UK figures are 744 (1998: 708) part time employees with an aggregate gross remuneration of £8m (1998: £7m).

31. Contingent liabilities, guarantees and indemnities

Within the Group's long term operations there are contingent liabilities for uncalled stock exchange and other investments of £4m (1998: £4m). In addition, Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

In 1975 the Society was required by the Institute of London Underwriters (the ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory) a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

32. Commitments	1999 £m	1998 £m
Authorised and contracted commitments not provided for in respect of investments, including property development and mortgage lending, payable after 31 December:		
Long term business	200	206
Shareholders' (including SRC) and general insurance	43	55
	243	261

33. Principal subsidiaries

The principal subsidiaries consolidated in these financial statements, of which the Group holds all of the ordinary share capital and voting rights, except for Gresham Insurance Company Limited in which the Group holds 90% of the ordinary share capital, are listed below:

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	Great Britain
Legal & General Assurance Society Limited ("the Society")	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited	Long term insurance	Great Britain
Legal & General Bank Limited	Deposit taking/mortgage lending	Great Britain
Legal & General Mortgage Services Limited	Provision of mortgages	Great Britain
Legal & General Property Limited	Property management	Great Britain
Legal & General (Unit Trust Managers) Limited	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited	Venture capital management	Great Britain
Legal & General Direct Limited	Direct distribution	Great Britain
Fairmount Group Plc	Financial services	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The principal area of operation of subsidiaries incorporated in Great Britain is in the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance business
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management business
Provision of a fund management service for client's funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance business
Household, mortgage indemnity, motor and healthcare.

Other
Provision of advisory services to both companies and individuals, banking, mortgage lending, stockbroking, pension fund trustee services and property agency services.

33. Principal subsidiaries *continued*

The following subsidiaries, held via limited partnerships or via intermediate holding companies, have been excluded from consolidation because the relevant limited partnership agreements impose severe long-term restrictions over the Group's ability to exercise control, except for Group Trust PLC, where part of the holding, sufficient for control, is held exclusively with a view to subsequent sale. The holdings have been included as investments.

Company name	Country of incorporation	% holding
Bowater Windows Limited	Great Britain	75.79
Burkhalter Holding AG	Switzerland	50.70
CIX Holdings Limited	Great Britain	67.78
EKCO Group Limited	Great Britain	62.10
Emtec Group GmbH	Germany	82.79
Tally Group GmbH	Germany	66.68
The Hay Hall Group Limited	Great Britain	50.60
Sante Finance SA	France	54.35
Trident Components Group Limited	Great Britain	53.55
Group Trust PLC	Great Britain	51.24

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material.

34. Associated undertakings

As part of an arrangement to provide household insurance to customers of Woolwich plc (Woolwich) the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is accounted for, and is included in, investments. The minority interest in Gresham has not been separately disclosed as it is not material.

The Group also has investments where its holding exceeds 20% of the equity share capital. Details of these investments have not been provided and they have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

35. Officers' loans

At 31 December 1999 there were loans outstanding amounting to £244,236 (1998: £76,900) made to 4 (1998: 2) officers of the Company.

36. Pension costs

The Group operates a number of pension schemes in the UK and overseas. The assets of all the defined benefit schemes are held in separate trustee administered funds and all significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

The charges for pension costs for the schemes within the Group were:

		1999 £m		1998 £m
Defined benefit schemes				
– Legal & General Group UK Pension and Assurance Fund (the Fund)		5		5
– Legal & General Group UK Senior Pension Scheme (the Scheme)		3		3
being:		8		8
Regular pension costs	13		13	
Amortisation of surplus	(5)		(5)	
– Other UK and Overseas schemes		1		1
		9		9
Defined contribution schemes		5		3
		14		12

From 1 January 1995, the Fund was closed to new members and subsequently relevant new staff have been eligible to participate in a group personal pension plan, a defined contribution scheme. The regular pension costs charged to the Group in respect of the main defined benefit schemes amounted to £13m (Fund £8m, Scheme £5m) (1998: £13m (Fund £8m, Scheme £5m)). The latest actuarial valuations of the Fund and the Scheme at 31 December 1999 used the projected unit method and the principal financial assumptions adopted were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.0%
Rate of growth in dividend income	4.0%	Rate of return on investments	8.0%
Rate of interest applied to discount liabilities	8.0%	Rate of increase in salaries, excluding promotional increases	6.0%

The actuarial value of the combined assets of the Fund and Scheme at 31 December 1999 was £611m, which was sufficient to cover 127% of the benefits which had accrued to members. The combined market value of the assets of the Fund and Scheme at 31 December 1999 was £744m.

The surpluses disclosed by the valuations are being amortised over 13 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 1999 for the principal UK schemes was 10.6% (1998: 10.7%). The regular contribution rate, before amortisation of surplus, was 17% (1998: 17%).

There were no contributions prepaid or outstanding at either 31 December 1999 or 31 December 1998. The Group has no liability for retirement benefits other than for pensions.

Supplementary Financial Statements

Achieved Profits Basis

Table of Contents

Consolidated Profit and Loss Account

Year ended 31 December 1999

Profit from continuing operations	Note	1999 £m	1998 £m
– UK Life and Pensions	3(a)	412	352
– USA		58	38
– Netherlands		14	9
– France		15	14
	3(a)	87	61
		499	413
Investment management		99	65
General insurance business		20	14
Other income		29	30
		647	522
Profit from discontinued Australian business		–	13
Operating profit		647	535
Variation from longer term investment return		670	103
Effect of economic assumption changes		(23)	(95)
		1,294	543
Profit on sale of Australian business	4	–	180
Premium on repurchase of Euroconvertible bonds		–	(92)
Profit on ordinary activities before tax		1,294	631
Profit for the financial period		999	504
Distribution from UK long term fund (net)		198	180
Dividends payable		212	185
		p	p
Dividend per share		4.13	3.62
Earnings per share:			
– based on profit from continuing operations after tax		9.51	7.47
– based on profit for the financial period		19.57	9.94
Fully diluted earnings per share			
– based on profit from continuing operations after tax		9.46	7.42
– based on profit for the financial period		19.47	9.88
		£m	£m
Shareholders' funds		5,250	4,465
Core shareholder debt		110	77

Consolidated Balance Sheet – Achieved Profits Basis

As at 31 December 1999

Assets	Note	1999 £m	1998 £m
Investments		100,071	76,779
Long term in-force business	1	2,216	1,806
Other assets		2,084	1,768
Total assets		104,371	80,353
Liabilities			
Shareholders' funds		5,250	4,465
Subordinated liabilities		3	4
Fund for future appropriations		5,814	4,240
Technical provisions		90,645	68,916
Creditors		2,659	2,728
Total liabilities		104,371	80,353

1. Basis of preparation
These supplementary financial statements, presented in summary form, have been audited by PricewaterhouseCoopers and prepared in conjunction with the consulting actuaries – Tillinghast Towers-Perrin (UK and the Netherlands); Milliman & Robertson (US); Befec-Price Waterhouse (France).

The basis adopted for reporting in these statements is in accordance with the draft guidance for Accounting for long term insurance business in the group accounts of proprietary companies (The Achieved Profits Method), issued in December 1999, by the Association of British Insurers. This guidance, which is still in the course of development, sets out a more realistic method for recognising shareholders' profits from long term business. These statements are supplementary to those on pages 41 to 73, which have been prepared on the modified statutory solvency (MSS) basis.

The long term in-force business is the embedded value of long term business, less the value of shareholders' net assets as reported in respect of long term business on the MSS basis, adjusted as described below.

2. Description of methodology
The Achieved Profits basis of reporting long term business recognises profit as it is earned over the lives of insurance contracts. Unlike the MSS basis, the timing of profit is not directly related to the incidence of bonus distribution to policyholders or the timing of statutory surplus, although the total profit earned over the life of each contract is the same under both methods.

The Achieved Profits basis has regard to the cashflows available for the benefit of shareholders over the lifetime of a contract. These cashflows are determined by reference to the statutory solvency accounts for a long term fund or company. The assets representing the fund or company on this basis are firstly attributed to supporting long term technical provisions or, where relevant, with-profits funds. Additional assets may be regarded as locked in to meet a target level of solvency cover. The balance of assets then represents the shareholders' net worth.

The cashflows are projected for both the in-force business and shareholders' net worth.

The present value of these cashflows represent the embedded value of the long term business. The amount of profit recognised in a period, net of tax, is the increase in the embedded value before any distributions to, or capital injections from, shareholders.

Cashflow projection
The calculation of embedded value requires the projection of cashflows over the duration of in-force policies. Actuarial modelling techniques are used, which make realistic assumptions about future economic and investment conditions, together with detailed assumptions on, inter alia, mortality, persistency, morbidity and expenses. These actuarial assumptions reflect recent operating performance and experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value.

The second method, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cashflows from the current portfolio and assumes an investment return on reinvestment of surplus cashflows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

For participating with-profits business, bonus rates are assumed at a level which would eventually utilise all the assets supporting that business.

The projected cashflows are discounted to present value using after tax discount rates, which include a risk margin to allow for the uncertainty of the cashflows projected. The inclusion of risk margins in discount rates and the allowance for capital locked in to supporting the business, result in a prudent recognition of profit in each period.

Analysis of profit
The contribution to operating profit in a period arises from three main sources: new business written; the management of in-force business; and from shareholders' net worth. Further profit contributions included in the profit before tax relate to variances arising from the actual investment returns differing from those assumed and to changes in the economic assumptions made.

In respect of UK life and pensions, solvency capital of with-profits new business is provided by assets backing the with-profits fund; that for non-profit business is provided by the shareholders' net worth, which is included in the embedded value at a discounted value. It is therefore not necessary to allow separately for the cost of solvency capital in the calculation of the contribution from new business. For overseas and managed funds business, the contribution from new business reflects an appropriate allowance for the cost of solvency capital.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate can be regarded as the target rate of return, so that a positive contribution from new business represents the value created in excess of that required to meet the target rate.

The contribution from in-force business reflects: the increase in the value of the in-force book due to the effect of the time value of money; and the release of the risk margin in the discount rate assuming that operating experience is in line with assumptions. In practice, experience will vary from the assumptions and management's success in the administration of the in-force business will be reflected in the experience variances included in the reported profit. The effects of changes in assumptions other than changes in economic assumptions are reflected as at the end of the reporting period and are included in the contribution from in-force business. Any material contribution from this source is disclosed.

The contribution from shareholders' net worth comprises the increase in embedded value of shareholders net worth due to the effect of the time value of money and of experience variances in the period, other than investment variances, which are disclosed separately.

Tax
The projections also take into account all tax which is expected to be paid, including tax which would arise if shareholders' retained profits were eventually to be distributed.

Because the value of the new and in-force business is calculated using discounted projections of after-tax distributable profits, the profit recognised in each financial period is an after-tax result. The profit before tax is calculated by grossing up after-tax profit at the full rate of corporate tax for each country. To arrive at operating profit, the contribution from shareholders' net worth is grossed up at a rate of tax to reflect a longer term investment return. For shareholders' net worth, profit before tax has been grossed up to reflect the actual tax.

3. Segmental analysis of results
(a) Contribution from continuing long term business

	UK Life and Pensions		UK Managed Funds +		International		Total	
	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m
Contribution from:								
– new business	99	72	50	43	29	20	178	135
– in force business *	194	113	46	27	49	32	289	172
– shareholders' net worth	119	167	–	–	9	9	128	176
Operating profit	412	352	96	70	87	61	595	483
Variation from longer term investment return **	663	78	17	5	(13)	10	667	93
Economic assumption changes	(26)	(103)	3	2	0	6	(23)	(95)
Profit before tax	1,049	327	116	77	74	77	1,239	481
Tax	(243)	(77)	(35)	(24)	(26)	(29)	(304)	(130)
Profit after tax	806	250	81	53	48	48	935	351

\+ Included in the Investment management result.

* *The UK life and pensions contribution from in-force business reflects a charge of £50m (1998: £55m) relating, primarily, to the cost of investment in strategic systems.*

** The variation from longer term investment return represents the effect of the investment performance in respect of shareholders' net worth and in-force business compared with embedded value assumptions at the beginning of the period.

3. Segmental analysis of results *continued*

(b) Movement in embedded value for continuing operations

	UK Life and Pensions		UK Managed Funds +		International		Total	
	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m
At 1 January	**3,237**	3,190	**77**	49	**376**	327	**3,690**	3,566
Exchange rate movements	**–**	–	**–**	–	**(4)**	5	**(4)**	5
	3,237	3,190	**77**	49	**372**	332	**3,686**	3,571
Profit after tax	**806**	250	**81**	53	**48**	48	**935**	351
Capital movement	**(21)**	(23)	**–**	–	**45**	–	**24**	(23)
Distributions	**(198)**	(180)	**(28)**	(25)	**(4)**	(4)	**(230)**	(209)
At 31 December	**3,824**	3,237	**130**	77	**461**	376	**4,415**	3,690

(c) Components of embedded value for continuing operations

	UK Life and Pensions 1999 £m	1998 £m	UK Managed Funds + 1999 £m	1998 £m	International 1999 £m	1998 £m	Total 1999 £m	1998 £m
Shareholders' net worth	**1,457**	1,287	**–**	–	**135**	128	**1,592**	1,415
Value of in-force business	**2,367**	1,950	**130**	77	**326**	248	**2,823**	2,275
Embedded value	**3,824**	3,237	**130**	77	**461**	376	**4,415**	3,690

For the UK life and pensions business, shareholders' net worth comprises the Shareholders' Retained Capital on the MSS basis, subject to adjustment for deferred acquisition costs, and the sub-fund, both net of allowance for tax; but excludes the net assets of £163m (1998: £116m) of long term fund operational subsidiaries. For other life and pensions operations, the shareholders' net worth comprises the shareholders' capital associated with the long term business. This is adjusted, where applicable for an amount locked-in to satisfy solvency requirements.

(d) Shareholders' net assets	1999 £m	1998 £m
Embedded value of life and pensions businesses		
UK	**3,824**	3,237
USA	**344**	271
Netherlands	**62**	60
France	**55**	45
	4,285	3,613
Investment management*	**222**	137
General insurance business	**69**	67
Banking	**96**	87
Corporate funds	**578**	561
	5,250	4,465

* Including £130m (1998: £77m) embedded value of UK Managed Funds business. All other investment management subsidiaries are included at net asset value. The net assets of these UK long term fund subsidiaries and the value of the in-force UK Managed Funds business. are attributed to the investment management business. The net assets of other UK long term fund operating subsidiaries are included in Banking and Corporate funds.

4. Sale of Legal & General Australia

Legal & General Australia was sold to Colonial Limited on 1 July 1998, resulting in an exceptional pre-tax profit of £180m (£165m after tax).

5. Assumptions

UK

i) The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the gilt assumption.

Investment return	1999 %p.a.	1998 %p.a.
Gilts and RPI-linked	**5.1**	4.5
Other fixed interest	**6.4**	5.7
Equities and property	**7.7**	7.1

The assumed return on other fixed interest is net of an allowance for default risk of 0.05% p.a. (1998: 0.1% p.a.).

The corresponding return on equities and property is set by reference to this fixed interest assumption.

ii) The methodology requires an attribution of assets identified as backing the long term contracts and the residual assets. Assets have in particular been attributed to the with-profits fund. The residual assets represent the balance of the long term fund, excluding the with-profits fund and the assets backing the statutory long term business provisions for contracts not written in the with-profits fund.

iii) The risk discount rate has been set by reference to the assumed future investment returns, at 7.6% p.a. net of tax (1998: 7.0% p.a.). Potential transfers are discounted from the time at which they are assumed to become available for distribution to shareholders. Thus, residual capital retained in the long term fund to support the business is assumed not to be immediately available for distributions; and its value is the discounted value of future assumed distributions.

iv) The value of the in-force business has been calculated, after allowing for the additional cost, if any, of holding solvency capital. No such additional cost exists for business written within the with-profits fund whilst the solvency capital for that business is met by that fund; nor is there any additional cost to shareholders in respect of non profit business whilst the solvency capital is provided by the residual capital.

v) The assumed rates of inflation for both expense and earnings is 4.2% p.a. (1998: 3.4% p.a.). For indexation purposes the inflation rate has been set at 3.2% p.a. (1998: 2.4% p.a.).

vi) Assets are valued at their market value. For the projection of investment returns, asset values are adjusted in the case of fixed interest and RPI linked investments to reflect the assumed interest and inflation rates.

vii) The value of the subfund is the discounted value of projected investment return for a period of 20 years (1998: 20 years).

viii) The contribution from new business has been calculated using actual acquisition costs. It reflects the profit arising at the time of sale and the profit arising from differences between actual and expected experience on these policies during the year accumulated to the year end.

ix) The costs of investment in strategic systems, which will also be used for the acquisition and administration of future new business, have all been charged against in-force business at the beginning of the year.

x) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

xi) The value reflects a prudent allowance for compensation in relation to pension transfers and opt-outs.

xii) The value of the Managed Funds in-force business limits the cashflow projection to ten years.

xiii) Other actuarial assumptions have been set at levels which have regard to recent operating performance and experience, including those for mortality, persistency and maintenance expenses (excluding non-recurring costs). These are reviewed annually. An allowance is made for secular trends in annuitant mortality based on externally published data with the end 1999 assumptions taking into account the publication of the improvement factors contained in CMI Report No.17.

xiv) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent and the value arising therefrom is included in the value of new business as the premiums are received. For Managed Funds, new business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns.

xv) Projected tax has been determined assuming current tax legislation and rates, except where future changes have been announced.

xvi) Achieved Profits results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. This tax on shareholders' profit is notional. The tax rate used for grossing-up results is the full rate of corporation tax of 30.25% (1998: 31%), except for the contribution from shareholders' net worth which has been grossed up at a longer term rate of tax of 10% (1998: 20%). The total investment return on shareholders' net worth bore tax at a rate of 5% (1998: 16%).

International

Key assumptions for the USA are:

	1999 %p.a.	1998 %p.a.
Reinvestment rate	**7.6**	5.8
Risk discount rate (net of tax)	**9.0**	7.8

The assumed future pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments.

7. Alternative assumptions
The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders.

The table below shows the UK life and pensions embedded values calculated at alternative discount rates and equity/ property yields.

	As published	1% lower risk discount rate	1% higher risk discount rate	1% higher equity/ property yields
Effect on embedded value at 31 December 1999	£3,824m	+£310m	-£270m	+£310m

In calculating each of these values all other assumptions have been left unchanged.

Report of the Auditors

to the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial information for the year ended 31 December 1999 on pages 74 to 79 which has been prepared in accordance with the Achieved Profits basis as set out in Note 1 on page 75 and which should be read in conjunction with the audited financial statements prepared on the modified statutory solvency basis which are on pages 41 to 73.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report, including as described on page 37, the financial statements prepared on the modified statutory solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out on page 38. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 4 February 2000, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the achieved profits basis.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion
In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis set out in Note 1 on page 75.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
London, 28 February 2000

Notice of Annual General Meeting

Notice is hereby given that the 21st Annual General Meeting of Legal & General Group Plc will be held at Cinema 1, Barbican Centre, Silk Street, London EC2Y 8DS on Wednesday, 12 April 2000 at 11.30 a.m. for the following purposes:

1. To receive and consider the Report and Accounts for the year ended 31 December 1999.
2. To declare a final dividend of 2.83p per ordinary 2.5p share.
3. By separate resolutions to re-elect the following as Directors of the Company who are retiring by rotation:

   (A) A. J. Hobson
   (B) R. J. Margetts
   (C) J. B. Morgans
   (D) D. J. Prosser

To consider and, if thought fit, to pass the following resolutions, which will be proposed as ordinary resolutions:

4. *Ordinary Resolution*
   To reappoint PricewaterhouseCoopers as auditors of the Company and authorise the directors to determine their remuneration.
5. *Ordinary Resolution*
   THAT the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of that Act) up to an aggregate nominal amount of £6,411,860, being 5% of the issued share capital of the Company as at 31 December 1999, in substitution for all previous such authorities, provided that this authority shall (unless renewed) expire on the conclusion of the Annual General Meeting of the Company to be held in 2001, except that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority.
6. *Ordinary Resolution*
   THAT the aggregate of all fees paid to directors (as referred to in Special Article 1(F) of the Company's Articles of Association and excluding amounts payable under other provisions of those Articles) shall not exceed £750,000.

To consider and, if thought fit, to pass the following resolutions, which will be proposed as special resolutions:

7. *Special Resolution*
   THAT, subject to the passing of resolution No. 5, the directors of the Company be and they are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of that Act) under the authority conferred by resolution No. 5 as if Section 89(1) of that Act did not apply, provided that this authority shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities are offered to each shareholder in the same proportion (as nearly as may be) to the number of shares held by each shareholder (subject to such exclusions or other arrangements as the Directors of the Company may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of, any recognised regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £6,411,860, being 5% of the issued share capital of the Company as at 31 December 1999 and shall expire fifteen months following the passing of this resolution or, if earlier, on the conclusion of the Annual General Meeting of the Company to be held in 2001 except that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

8. *Special Resolution*
   THAT the directors of the Company be and they are hereby granted, pursuant to Article 7 of the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, general and unconditional authority to make market purchases of any of its ordinary shares upon, and subject to, the following conditions:

(a) the maximum number of ordinary shares in the Company hereby authorised to be acquired is 256,474,420 shares, being 5% of the issued share capital of the Company as at 31 December 1999.

(b) the minimum price which may be paid for each ordinary share is 2.5p.

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are purchased; and

(d) the authority hereby conferred shall (unless renewed) expire on the conclusion of the Annual General Meeting to be held in 2001 except that the Company may at any time prior to the expiry of such authority enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after the expiry of such authority.

By Order of the Board

D. W. Binding
Company Secretary
6 March 2000

Registered Office:
Temple Court,
11 Queen Victoria Street,
London EC4N 4TP.

No. 1417162
Registered in England & Wales

Notes

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member. A proxy card is enclosed and, to be effective, must be delivered to Exchange Registrars Limited, 18 Park Place, Cardiff, CF10 3PD, not later than 11.30 a.m. on 10 April 2000.

(2) Details of all proxy votes will be available for inspection immediately prior to and during the Annual General Meeting.

(3) Copies of executive directors' service contracts and the register of directors' share interests kept pursuant to Section 325 of the Companies Act 1985 are available for inspection during normal working hours at the registered office and 15 minutes prior to and at the Annual General Meeting.

(4) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 10 April 2000 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 6.00 p.m. on 10 April 2000 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Five Year Financial Review

– modified statutory solvency basis

Consolidated profit & loss account	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m
Long term business	321	299	273	250	220
Investment management	43	32	21	17	–
General insurance business	20	14	27	26	42
Other income	29	30	21	(2)	9
Operating profit	413	375	342	291	271
Profit on sale of discontinued operations	–	308	–	70	–
Premium on repurchase of Euroconvertible bonds	–	(92)	–	–	–
Reclassification and subsequent changes in SRC	260	(195)	260	1,576	–
Variation from longer term investment return	3	10	8	–	–
Profit on ordinary activities before tax	676	406	610	1,937	271
Tax	(89)	1	(118)	(136)	(76)
Dividends	(212)	(185)	(160)	(139)	(120)
Retained profit	375	222	332	1,662	75
New business					
Life & pensions – Annual	307	255	237	212	186
Life & pensions – Single	2,068	1,546	1,354	1,439	752
Investment business	14,029	12,182	6,964	4,633	2,496
Gross premium income					
Life and pensions	3,616	3,018	2,867	2,830	2,053
General insurance	221	209	214	274	374
Consolidated balance sheet					
Investments	100,071	76,779	57,412	44,255	36,446
Other assets	2,135	1,809	1,653	1,626	1,607
Total assets	102,206	78,588	59,065	45,881	38,053
Share capital/premium	260	253	213	177	166
Profit and loss account	2,825	2,447	2,225	1,897	260
Shareholders' funds	3,085	2,700	2,438	2,074	426
Subordinated liability	3	4	91	118	117
Technical provisions and FFA	96,459	73,156	54,806	42,287	36,183
Amount owed to credit institutions	423	456	619	636	532
Creditors and other provisions	2,236	2,272	1,111	766	795
Total liabilities	102,206	78,588	59,065	45,881	38,053
	p	p	p	p	p
Share statistics					
Earnings per share – operating profit after tax *	6.50	5.26	4.65	4.14	3.67
Dividend per share	4.13	3.62	3.18	2.78	2.44
Market price at 31 December	169	195	133	93	67

* Earnings per share (EPS) for 1995 and 1996 have not been restated to reflect either the sale of the Australian business or FRS14.

EPS and market price figures have been restated for comparative purposes to reflect the share splits in 1996 and 1999.

Financial Calendar

10 April 2000
Ex-dividend date

o

12 April 2000
Annual General Meeting

o

2 May 2000
Payment of Final Dividend for 1999
(to members registered on 14 April 2000)

o

26 July 2000
Publication of Half Year Results
for 2000
and Declaration of Interim Dividend

o

11 September 2000
Ex-dividend date

o

2 October 2000
Payment of Interim Dividend for 2000
(to members registered on
15 September 2000)

SEAQ page 45351
Topic page 263

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222
www.landg.com

Group subsidiaries are fully authorised as appropriate under the Financial Services Act in respect of their activities in the United Kingdom.

This annual report is printed on paper produced from totally chlorine free pulp, 60% recovered fibre, and from fully sustainable forests.

Published by Black Sun Plc 020 7736 0011
Photography by Justin Pumfrey
Printed by CTD Printers

Shareholder Information

Shareholders at 31 December 1999

Categories of ordinary shareholder and ranges of shareholdings at 31 December 1999 are:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	34,091	68.8	493,424,831	9.6
Insurance companies	266	0.5	135,033,942	2.7
Nominees	13,138	26.5	4,279,623,149	83.4
Investment and unit trusts and banks	1,088	2.2	41,784,037	0.8
Pension funds	30	0.1	67,983,989	1.3
Other corporate bodies	886	1.8	91,579,725	1.8
Local authorities and corporations	33	0.1	20,058,719	0.4
	49,532	100.0	5,129,488,392	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 – 20,000	40,857	82.5	219,748,649	4.3
20,001 – 100,000	6,706	13.5	273,509,688	5.3
100,001 – 500,000	1,227	2.5	262,176,523	5.1
500,001 and over	742	1.5	4,374,053,532	85.3
	49,532	100.0	5,129,488,392	100.0

Other shareholder information

Registrars: The Company's share register is administered by Exchange Registrars Ltd, 18 Park Place, Cardiff, CF10 3PD (Tel: 029 2022 0002; Fax: 029 2022 2039; email: enquiries@exchange-registrars.co.uk). All shareholder enquiries should be addressed to Exchange Registrars Ltd.

Dividend: The record date for the proposed final dividend for 1999, payable on 2 May 2000, is 14 April 2000 and the shares will trade ex-dividend on the London Stock Exchange from 10 April 2000.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Exchange Registrars Ltd.

Individual Savings Account (ISA): The Legal & General Single Company ISA is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company.

Personal Equity Plan (PEP): The Legal & General Single Company PEP is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, was 7.996p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Company No. 1417162

ENQUIRIES ABOUT YOUR SHAREHOLDING?

029 2022 0002

FAX: 029 2022 2039

EMAIL: enquiries@exchange-registrars.co.uk




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FOR SHAREHOLDERS OF LEGAL & GENERAL

Your Special Offers

Legal & General

Your Quick Contact Guide

CONTACT US ABOUT YOUR EXISTING POLICIES OR FIND OUT MORE ABOUT OUR SPECIAL SHAREHOLDER OFFERS.

Legal & General

PRODUCT	ENQUIRIES ON EXISTING POLICIES RING:
Special Account ① E036/IS01	0345 839 839*
Unit Trust-based ISAs ②	029 2044 8412†
UK Index Tracking ISA ② E059/IS01	
Euro Index Tracking ISA ② E060/IS01	
Corporate Bond ISA ② E061/IS01	
Ethical ISA ② E079/IS01	
Investment Bonds	0870 010 4080†
Term Assurance E035/IS01	01273 826 100†
Critical Illness Cover	01273 826 100†
Private Medical Insurance E034/IS01	0345 525 255*
Flexible Reserve Mortgage ① 001S01	0870 010 0320†
Home and Travel ③ 5775-2	0870 900 3110†
Flexible Mortgage Plan	0870 010 4080†
Flexible Mortgage ISA ④	0870 010 4080†
Mortgage Payment Insurance	0870 010 4080†
Mortgage Term Assurance	0870 010 4080†
Decreasing Term Assurance	0870 010 4080†
AVCs (Additional Voluntary Contribution)	01273 826 100†
Personal Pension	01273 826 100†

* Calls charged at local rate. † Calls charged at national rate.

For information on offers for shareholders please call freephone

0500 65 55 55

and quote the reference number listed above. Our lines are open 8am-8pm Monday to Friday and 9am-5pm weekends. For your protection we may record and monitor calls.

FOR SHAREHOLDERS OF LEGAL & GENERAL — Your Special Offer

The value of units in an investment fund may go down as well as up and is not guaranteed. Full written details available on request. Terms correct at time of going to print. Products supplied by Legal & General Assurance Society Ltd unless otherwise stated.
① Supplied by Legal & General Bank Limited. ② Supplied by Legal & General (Unit Trust Managers) Limited. ③ Building and Contents Insurance supplied by Legal & General Insurance Limited. Travel Insurance supplied by Europ Assistance. ④ Supplied by Legal & General (Unit Trust Managers) Limited and Legal & General Assurance Society Ltd. Offer available to shareholders of Legal & General Group plc and their immediate families, resident in the UK for tax purposes. The shareholder sales consultants and Legal & General Direct are representatives only of the Legal & General marketing group, members of which are regulated by the Personal Investment Authority and IMRO for the purposes of recommending, advising on and selling life assurance and investment products bearing Legal & General's name. Legal & General Assurance Society Limited. Registered in England No. 166055. Regulated by the Personal Investment Authority and a member of the Association of British Insurers. Registered Office: Temple Court, 11 Queen Victoria Street, London EC4N 4TP.

www.landg.com

Our commitment to you...

LEGAL & GENERAL HAS A PROGRAMME TO ENSURE THAT YOU HAVE ACCESS TO A WIDE RANGE OF SPECIAL PRODUCT OFFERS.

	PRODUCT	BENEFITS	SPECIAL TERMS FOR SHAREHOLDERS
Investing your Money	Special Account ① (Easy Access Deposit Account) quoting E036/IS01	Offers attractive returns on your savings with easy access. The account is operated by telephone or post.	Minimum deposit of £100 to open account. Lower withdrawal limit of £100.
	Unit Trust based ISAs ②, a range of tax-efficient accounts. UK Index Tracking quoting E059/IS01. European Index Tracking quoting E060/IS01. Corporate Bond quoting E061/IS01, and Ethical ISA quoting E079/IS01	For those who wish to save in a tax advantageous way on the stockmarket.	1% cashback (Index Tracking, Corporate Bond and Ethical ISAs). 2% Cashback (Actively Managed ISAs). Lump sum investments only.
	Unit Trusts ② Investment Bonds (including with-profits bonds)	Access to a wide range of stockmarket investments with varying risks and more diversity than can often be achieved by investing directly.	More of your money is invested when you first take out the investment/policy, than on standard terms.
Protecting your Family Financially	Term Assurance quoting E035/IS01	A cash lump sum in the event of your death during a fixed period of time.	10% discount off standard premiums.
	Critical Illness Cover (fixed term or on-going)	You get a lump sum of money if you are diagnosed as having a specified critical illness.	10% discount off standard fixed term premium.
	Private Medical Insurance quoting E034/IS01	Provides cover towards the cost of private medical treatment.	10% discount off standard premiums.
Securing your Home	Flexible Reserve Mortgage ① quoting 00IS01	A flexible mortgage which can adapt to your changing lifestyle and we don't charge any redemption penalties.	Cashback.
	Home and Travel quoting 5775-2 ③	Building and contents insurance for your home, and annual travel insurance.	15% discount off the standard building and contents annual premium.
	Flexible Mortgage Plan Flexible Mortgage ISA ④	Savings plans designed to repay your mortgage including life cover to ensure the mortgage is repaid if you die before the end of the term.	More of your money is invested earlier.
	Mortgage Payment Insurance	Provides a monthly benefit to go towards meeting your mortgage payments if you are unable to work due to sickness, unemployment or disability.	5% discount off standard premiums.
	Mortgage Term Assurance Decreasing Term Assurance	Life cover to cover your mortgage. For Decreasing Term Assurance the life cover will reduce over the term of your mortgage.	10% discount off standard premiums.

YOUR HOME IS AT RISK IF YOU DO NOT KEEP UP REPAYMENTS ON A MORTGAGE OR OTHER LOAN SECURED ON IT.
A life assurance policy may be required. Written quotations available on request.

	PRODUCT	BENEFITS	SPECIAL TERMS FOR SHAREHOLDERS
Enjoying your Retirement	AVCs (Additional Voluntary Contribution) free standing or company sponsored	Provides benefits on retirement in addition to a company pension.	Competitive product terms are available.
	Personal Pension	Provides benefits on retirement.	Competitive product terms are available.

The value of units in an investment fund may go down as well as up and is not guaranteed. Full written details available on request.
Terms correct at time of going to print.
Products supplied by Legal & General Assurance Society Ltd unless otherwise stated.
① Supplied by Legal & General Bank Limited.
② Supplied by Legal & General (Unit Trust Managers) Limited.
③ Building and Contents Insurance supplied by Legal & General Insurance Limited. Travel Insurance supplied by Europ Assistance.
④ Supplied by Legal & General (Unit Trust Managers) Limited and Legal & General Assurance Society Ltd.
Offer available to shareholders of Legal & General Group plc and their immediate families, resident in the UK for tax purposes.

The shareholder sales consultants and Legal & General Direct are representatives only of the Legal & General marketing group, members of which are regulated by the Personal Investment Authority and IMRO for the purposes of recommending, advising on and selling life assurance and investment products bearing Legal & General's name.
Legal & General Assurance Society Limited. Registered in England No. 166055.
Regulated by the Personal Investment Authority and a member of the Association of British Insurers.
Registered Office: Temple Court, 11 Queen Victoria Street, London EC4N 4TP www.landg.com

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